                                             As Filed Pursuant to Rule 424(b)(3)
                                             Registration No. 333-82399

PROSPECTUS

                                  $350,000,000

                             CONEXANT SYSTEMS, INC.

             4 1/4% CONVERTIBLE SUBORDINATED NOTES DUE MAY 1, 2006 SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

                            ------------------------

     On May 12, 1999, we issued and sold $350,000,000 aggregate principal amount of our 4 1/4% Convertible Subordinated Notes Due May 1, 2006 in a private offering. This prospectus will be used by selling securityholders to resell the notes and the common stock issuable upon conversion of the notes. Interest on the notes is payable in arrears on May 1 and November 1 of each year, beginning on November 1, 1999. The notes mature on May 1, 2006 unless earlier converted or redeemed. The notes are unsecured and rank junior to our existing and future senior indebtedness.

     The holders of the notes may convert all or any portion of a note in multiples of $1,000 into our common stock at a conversion price of $46.196 per share, subject to adjustment in certain events. Our common stock is traded on the Nasdaq National Market under the symbol "CNXT". On July 27, 1999, the last reported sale price for our common stock on the Nasdaq National Market was $66 1/2 per share.

     Prior to May 6, 2002, we may not redeem the notes. Beginning May 6, 2002, we may redeem all or a portion of the notes. Holders of the notes also have an option to require us to repurchase the notes should our business undergo certain fundamental changes. You can find a more extensive description of the notes, as well as a list of the prices at which the notes may be redeemed, beginning on page 33.

     We will not receive any proceeds from the sale by the selling securityholders of the notes or the common stock issuable upon conversion of the notes. Other than selling commissions and fees and stock transfer taxes, we will pay all expenses of the registration and sale of the notes and the common stock.

     INVESTING IN THE NOTES OR THE COMMON STOCK INTO WHICH THE NOTES ARE CONVERTIBLE INVOLVES A HIGH DEGREE OF RISK. PLEASE CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                 The date of this prospectus is July 28, 1999.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    3
Risk Factors................................................    6
Ratio of Earnings to Fixed Charges..........................   19
Use of Proceeds.............................................   20
Price Range of Common Stock.................................   20
Dividend Policy.............................................   20
Selected Financial Data.....................................   21
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   23
Description of Notes........................................   33
Description of Capital Stock................................   43
Certain Federal Income Tax Considerations...................   47
Selling Securityholders.....................................   53
Plan of Distribution........................................   56
Legal Matters...............................................   58
Experts.....................................................   58
How to Obtain More Information..............................   58
Forward-Looking Statements..................................   59

                            ------------------------

                               PROSPECTUS SUMMARY

     You should read this summary together with the more detailed information and our financial statements, including the related notes, included or incorporated by reference in this prospectus. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page 6. For presentation purposes, references made to any fiscal year ending September 30 relate to the fiscal year ending on the nearest Friday to September 30 of that year, and references made to the fiscal quarters and six months ended March 31, 1998 and March 31, 1999 relate to the fiscal quarters and six months ended April 3, 1998 and April 2, 1999, respectively.

                             CONEXANT SYSTEMS, INC.

     Conexant Systems, Inc., which may be referred to as Conexant, we, us or our, is the world's largest independent company focused exclusively on providing semiconductor products for communications electronics. With more than 30 years of experience in developing analog modem technology, we draw upon our expertise in mixed-signal processing and communications technology to deliver semiconductor integrated circuit products and system-level solutions for a broad range of communications applications. These products facilitate communications worldwide through wireline voice and data communications networks, cordless and cellular wireless telephony systems and emerging cable and wireless broadband communications networks. We have aligned our business into five platforms:

     - Personal Computing

     - Personal Imaging

     - Wireless Communications

     - Digital Infotainment

     - Network Access

     Before December 31, 1998, Conexant was a wholly-owned subsidiary of Rockwell International Corporation and, together with certain other subsidiaries and divisions of Rockwell, operated Rockwell's semiconductor systems business ("Semiconductor Systems"). On December 31, 1998, all of the then outstanding shares of our common stock were distributed to Rockwell shareowners and Conexant became an independent, publicly-held corporation. Our principal offices are located at 4311 Jamboree Road, Newport Beach, California 92660-3095.

     Unless the context otherwise indicates, as used in this prospectus, all references to Conexant, we, us and our are to Semiconductor Systems for periods prior to our spin-off from Rockwell and to Conexant Systems, Inc. and its subsidiaries for periods following the spin-off.

                              RECENT DEVELOPMENTS

     On July 21, 1999, Conexant announced its earnings for its third fiscal quarter ended June 30, 1999, reporting revenues of $380.3 million and net income of $24.4 million, or $0.24 per diluted share. The press release making such announcement is made a part of Conexant's Current Report on Form 8-K dated July 22, 1999, which is incorporated herein by reference. For further information, you should read the financial and other information and data contained in the Form 8-K. The results of operations for the three-month period ended June 30, 1999 are not necessarily indicative of the results of operations that may be expected for the fiscal year ending September 30, 1999. For presentation purposes, references made to the fiscal quarter ended June 30, 1999 relate to the fiscal quarter ended July 2, 1999.

                             SUMMARY FINANCIAL DATA

     The following summary financial data have been derived from financial statements of ours and, for periods prior to January 1, 1999, of Semiconductor Systems as a part of Rockwell. The data should be read in conjunction with the selected financial data under "Selected Financial Data" and our financial statements and the related notes incorporated by reference into this prospectus.

                                                                                  SIX MONTHS ENDED
                                        FISCAL YEAR ENDED SEPTEMBER 30,              MARCH 31,
                                  --------------------------------------------    ----------------
                                   1998      1997      1996     1995     1994      1999      1998
                                  ------    ------    ------    -----    -----    ------    ------
                                                  (IN MILLIONS, EXCEPT RATIO DATA)
CONSOLIDATED AND COMBINED
  STATEMENT OF OPERATIONS DATA:
Net sales.......................  $1,200    $1,412    $1,470    $ 784    $ 599     $612      $657
Gross margin....................     311       679       622      301      252      208       301
Operating (loss) earnings.......    (440)(1)    169(2)    195(2)   107      99      (87)(1)     3
Net (loss) income...............    (262)(1)    126(2)     84(2)    76      67      (50)(1)     5
OTHER DATA:
Ratio of earnings to fixed
  charges(3)....................      --      46.1x     98.5x    71.6x    79.9x      --       4.4x
Capital expenditures............  $  270    $  317    $  380    $ 166    $ 148     $ 33      $122

                                                                AS OF MARCH 31, 1999
                                                              ------------------------
                                                                              AS
                                                              ACTUAL     ADJUSTED(4)
                                                              ------    --------------
                                                                     (MILLIONS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  159        $  400
Working capital.............................................     239           580
Property, net...............................................     651           651
Total assets................................................   1,317         1,567
Total debt..................................................     100           350
Shareholders' equity........................................     911           911

---------------
(1) In September 1998, we recorded special charges of approximately $147 million related to our decision to close and dispose of our wafer fabrication facilities in Colorado Springs, Colorado, a worldwide workforce reduction and certain other actions. In the first quarter of fiscal 1999, we recorded additional special charges of $18 million related to the restructuring initiated in the fourth quarter of 1998 and an additional asset impairment charge of $20 million for the Colorado Springs wafer fabrication facility as a result of Rockwell's decision to further write-down the facility.

(2) In fiscal 1997 and 1996, we incurred charges of $30 million and $121 million for purchased research and development relating to the acquisitions of the Hi-Media broadband communication chipset business of ComStream Corporation and Brooktree Corporation, respectively.

(3) Computed by dividing (a) earnings before taxes adjusted for fixed charges by
    (b) fixed charges, which include interest expense plus the portion of interest expense under operating leases deemed by us to be representative of the interest factor plus amortization of debt issuance costs. In the fiscal year ended September 30, 1998 and the six months ended March 31, 1999 our losses before taxes of $430 million and $87 million, respectively, were not adequate to cover fixed charges of $6 million and $4 million, respectively.

(4) Reflects the issuance of the notes and the application of the net proceeds therefrom (after deducting expenses of the offering), including the repayment of $100 million of short-term borrowings under our existing bank credit facility.

                                  THE OFFERING

SECURITIES OFFERED............   $350,000,000 aggregate principal amount of our
                                 4 1/4% convertible subordinated notes due May
                                 1, 2006 and shares of our common stock issuable upon conversion of the notes.

MATURITY DATE.................   May 1, 2006, unless earlier redeemed or
                                 converted.

INTEREST......................   4 1/4% per year. We will pay interest on May 1
                                 and November 1 of each year, commencing
                                 November 1, 1999.

CONVERSION....................   Holders of the notes may convert all or any
                                 part of the notes at any time prior to
                                 redemption or maturity at a conversion price of $46.196 per share, subject to adjustment in certain circumstances. You should read the information under the heading "Description of Notes -- Conversion of Notes" on page 35 for more information on the conversion of the notes.

SUBORDINATION.................   The notes are subordinated to all existing and
                                 future senior indebtedness, as described in "Description of Notes -- Subordination of
                                 Notes". The amount of indebtedness, including senior indebtedness, that we may incur is not limited by the notes or the indenture.

OPTIONAL REDEMPTION...........   At any time on or after May 6, 2002, we may at
                                 our option redeem the notes on at least 30 days' notice, in whole or in part, at the redemption prices set forth in this prospectus under "Description of Notes -- Optional
                                 Redemption by Conexant", together with accrued interest.

FUNDAMENTAL CHANGE............   Upon the occurrence of certain fundamental
                                 changes in our business as described in
                                 "Description of Notes -- Redemption at Option of the Holder", each holder of a note will have the right to require us to redeem all or any part of the holder's notes at a redemption price equal to 100% of the outstanding principal amount of the notes being redeemed, plus accrued interest.

USE OF PROCEEDS...............   We will not receive any of the proceeds from
                                 the sale of the notes or the common stock issuable upon conversion of the notes offered by this prospectus.

REGISTRATION RIGHTS...........   Under the registration rights agreement we
                                 entered into with the initial purchasers of the notes, we have agreed to register the notes and the common stock issuable upon conversion of the notes, subject to certain conditions. For a discussion of these conditions and the circumstances under which we are required to pay liquidated damages to holders of the notes upon our failure to fulfill our registration obligations, see "Description of
                                 Notes -- Registration Rights of the Holders of the Notes" beginning on page 41.

                                  RISK FACTORS

     You should carefully consider and evaluate all of the information in this prospectus, including the risk factors listed below. Any of these risks could materially and adversely affect our business, financial condition and results of operations, which in turn could materially and adversely affect the price of the notes and the common stock.

WE HAVE INCURRED SUBSTANTIAL LOSSES IN THE RECENT PAST.

     We experienced rapid growth in sales and operating earnings during the five fiscal years ended September 30, 1996. However, in fiscal 1997 sales declined $58 million, or 4 percent, to $1,412 million and operating earnings declined $117 million, or 37 percent, to $199 million, before acquisition-related charges in both fiscal 1996 and 1997. Moreover, for the fiscal year ended September 30, 1998, we had sales of $1,200 million and incurred an operating loss of $440 million.

     In September 1998, we announced a comprehensive plan to restructure our business to position us for future profitability. This plan resulted in fourth quarter fiscal 1998 special charges of approximately $147 million and included workforce reductions, facility closures and other actions. Our fiscal 1998 full-year net loss was $262 million, including inventory write-offs of $66 million, a charge for intellectual property matters of $43 million and the fourth quarter special charges.

     For the six months ended March 31, 1999, our net loss was $50 million, which included $18 million of restructuring charges and a $20 million additional asset impairment writedown related to the Colorado Springs wafer fabrication facilities which were distributed to Rockwell in December 1998. Although we reported net income of $8 million for the second quarter of fiscal 1999, we cannot assure you we will be able to sustain profitability.

WE MAY NOT BE ABLE TO OFFSET THE DECLINING CONTRIBUTION OF OUR ANALOG PC MODEM BUSINESS.

     While we are the world's leading supplier of analog PC (personal computer) modem chipsets for personal computing applications, revenues and gross margin from sales of these products have been declining. This decline is attributable to a number of factors, including:

     - competitive price pressures as modem chipset suppliers aggressively compete for market share,

     - the transition to lower-priced, host-controlled or software modems, and

     - the lack of a next generation upgrade path due to technological limitations on analog modem technology.

     Revenues of our Personal Computing platform declined from $1,173 million (approximately 80 percent of sales) in fiscal 1996 to $640 million (approximately 53 percent of sales) in fiscal 1998. For the first six months of fiscal 1999, revenues of our Personal Computing platform were $302 million (approximately 49 percent of sales) compared to $382 million (approximately 58 percent of sales) for the first six months of fiscal 1998. Our revenues and margins from sales of analog PC modem products are expected to decline further as unit growth in the markets for these products is not anticipated to offset continued price erosion.

     Recently, as a result of the significant price erosion for PCs, PC OEMs (original equipment manufacturers) have been demanding less expensive modem devices. This has placed significant pricing pressure on our traditional hardware-based modem chipset products, as well as our software modem products. Our inability to offset further declines in the analog PC modem business with revenues and gross margin from sales of other products would have a material adverse effect on our business, financial condition and results of operations.

OUR FUTURE FINANCIAL PERFORMANCE AND OVERALL SUCCESS ARE DEPENDENT ON TIMELY SUCCESS OF OUR EXPANSION PLATFORMS.

     We are dependent on the success of our plan, begun in 1995, to diversify our business and expand into the following selected related product platforms:

     - Personal Imaging

     - Wireless Communications

     - Digital Infotainment

     - Network Access

     These platforms offer higher growth prospects than our analog PC modem business. Our future financial performance and overall success, particularly in the long term, will depend largely on two factors:

     - first, the rate of sales growth and margin contribution of these expansion platforms, and

     - second, whether these platforms will increase their contribution to financial performance sufficiently and soon enough to offset the anticipated continued declining financial contribution of analog PC modem chipset products.

     There are numerous risks inherent in this diversification and expansion strategy, many of which are beyond our control. In certain product lines within these expansion platforms, we currently have minimal market presence relative to other more established competitors. Moreover, success with these expansion platforms will depend, in part, on our customers' ability to develop new and enhanced products and to successfully market those products to end users. We cannot assure you that our diversification and expansion program will be successful. A failure of this program would have a material adverse effect on our business, financial condition and results of operations.

WE MAY NOT BE ABLE TO KEEP ABREAST OF THE RAPID TECHNOLOGICAL CHANGES IN OUR MARKETS.

     The demand for our products can change quickly and in ways we may not anticipate because our markets generally exhibit the following characteristics:

     - rapid technological developments,

     - evolving industry standards,

     - changes in customer requirements,

     - frequent new product introductions and enhancements, and

     - short product life cycles with declining prices over the life cycle of the product.

     Our products could become obsolete sooner than anticipated because of a faster than anticipated change in one or more of the technologies related to our products or in market demand for products based on a particular technology, particularly due to the introduction of new technology that represents a substantial advance over current technology. Such an event could have a material adverse effect on our business, financial condition and results of operations. For example, increased market demand for sub-$1,000 PCs is causing PC OEMs to require less expensive modem devices, such as software modems. These software modems require fewer semiconductor components than our traditional modem chipsets. As a result, these devices may render obsolete the traditional hardware upgrade path for our modem products.

     Currently accepted industry standards are also subject to change and may potentially contribute to the obsolescence of our products.

OUR OPERATING RESULTS AND COMPETITIVE POSITION DEPEND ON NEW PRODUCT DEVELOPMENT AND PRODUCT COST REDUCTIONS.

     Our operating results will depend largely on our ability to continue to introduce new and enhanced semiconductor products on a timely basis. Successful product development and introduction depends on numerous factors, including:

     - our ability to anticipate customer and market requirements and changes in technology and industry standards,

     - accurate new product definition,

     - timely completion and introduction,

     - differentiation from offerings of competitors, and

     - market acceptance.

     Furthermore, we need to continually evaluate expenditures for planned product development and to choose among alternative technologies based upon our expectations of future market growth. We cannot assure you that we will be able to develop and introduce new or enhanced products in a timely and cost-effective manner, that our products will satisfy customer requirements or achieve market acceptance, or that we will be able to anticipate new industry standards and technological changes. We also cannot assure you that we will be able to respond successfully to new product announcements and introductions by competitors.

     In addition, the prices of established products decline, sometimes significantly, over time. To remain competitive, we must continue to reduce the cost of producing and delivering existing products at the same time that we develop and introduce new or enhanced products. We cannot assure you that we will be able to continue to reduce the cost of our products to remain competitive.

WE FACE A RISK THAT CAPITAL NEEDED FOR OUR BUSINESS WILL NOT BE AVAILABLE WHEN WE NEED IT.

     For several years, we obtained significant investments from Rockwell to help satisfy our capital needs. We can no longer rely on these investments from Rockwell. However, we have a three-year $350 million secured revolving credit facility which is available for working capital and other general corporate purposes.

     We believe that anticipated improved cash flows from operations resulting in part from the recently completed restructuring actions announced in September 1998, available borrowings under our credit facility and the proceeds of the initial private placement of the notes will be sufficient to satisfy our future research and development, capital expenditure, working capital and other financing requirements. However, we cannot assure you that this will occur or that we will have access to alternative sources of liquidity.

WE MUST INCUR SUBSTANTIAL RESEARCH AND DEVELOPMENT EXPENSES.

     To remain competitive, we must continue to make substantial investments in research and development to develop new and enhanced products. The semiconductor industry requires substantial investment in research and development. We cannot assure you that we will have sufficient resources to develop new and enhanced technologies and competitive products.

     As part of the plan we announced in September 1998 to restructure our business, we reduced research and development expenditures for the first six months of fiscal 1999 to $140 million from $164 million for the first six months of fiscal 1998. Our failure to continue to make sufficient investments in research and development programs could have a material adverse effect on our business, financial condition and results of operations.

WE MUST INCUR SIGNIFICANT CAPITAL EXPENDITURES FOR MANUFACTURING CAPACITY.

     To remain competitive, we need to make significant capital expenditures for manufacturing technology and equipment. The semiconductor industry is capital intensive. Semiconductor manufacturing requires a constant upgrading of process technology to remain competitive, particularly as new and enhanced semiconductor processes are developed allowing for smaller, more efficient and more powerful semiconductor devices.

     Our manufacturing, assembly and test facilities have required and will continue to require significant investments in manufacturing technology and equipment.

     After several years of significant capital investments to improve manufacturing capabilities, we expect capital expenditures in fiscal 1999 to be approximately 20 to 30 percent less than in fiscal 1998. For the first six months of fiscal 1999, capital expenditures were $33 million, compared to $122 million for the first six months of fiscal 1998. We cannot assure you that we will have sufficient capital resources to make the necessary investments in manufacturing technology and equipment.

OUR OPERATING RESULTS ARE SUBJECT TO SUBSTANTIAL QUARTERLY AND ANNUAL FLUCTUATIONS AND TO MARKET DOWNTURNS.

     These fluctuations are due to a number of factors, many of which are beyond our control. These factors include:

     - the effects of competitive pricing pressures,

     - decreases in average selling prices of our products,

     - production capacity levels and fluctuations in manufacturing yields,

     - availability and cost of products from our suppliers,

     - the gain or loss of significant customers,

     - our ability to develop, introduce and market new products and technologies on a timely basis,

     - new product and technology introductions by competitors,

     - changes in the mix of products produced and sold,

     - market acceptance of our products and those of our customers,

     - intellectual property disputes,

     - seasonal customer demand,

     - the timing of significant orders, and

     - the timing and extent of product development costs.

     General economic or other conditions causing a downturn in the market for semiconductor products, affecting the timing of customer orders or causing cancellations or rescheduling of orders, could also adversely affect our operating results. Moreover, our customers may change delivery schedules or cancel or reduce orders without significant penalty and generally are not subject to minimum purchase requirements.

     The foregoing factors are difficult to forecast and these, as well as other factors, could materially adversely affect our quarterly or annual operating results. If our operating results fail to meet the expectations of analysts or investors, it could materially and adversely affect the price of the notes and of the common stock.

OUR BANK CREDIT FACILITY MAY RESTRICT OUR OPERATING AND FINANCIAL FLEXIBILITY.

     Our credit facility is guaranteed by each of our domestic subsidiaries. Substantially all of our assets, the assets of our domestic subsidiaries and the stock of our domestic and foreign subsidiaries, subject to certain exceptions, have been pledged as collateral to secure repayment of the facility. The credit facility includes restrictions on capital expenditures, indebtedness, acquisitions, mergers, asset sales and liens on assets that apply to us and our subsidiaries. We also must meet certain financial tests and maintain certain financial ratios. Although we believe that we will be able to comply with these requirements, compliance with these requirements may restrict our operating and financial flexibility. We cannot assure you that we will in fact be able to satisfy all of the requirements in the credit facility. If we do not satisfy the financial ratios or comply with the other covenants included in the credit facility, the lenders under the credit facility could declare all amounts owed to them due and payable and proceed against their collateral. A foreclosure on the collateral would have a material adverse effect on our business, financial condition and results of operations.

WE ENGAGE IN LITIGATION TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS AND TO DEFEND OURSELVES AGAINST CLAIMS OF INFRINGEMENT BY OTHERS.

     Our business faces risks of intellectual property obsolescence, infringement and litigation. The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. In the past, we have found it necessary to engage in litigation to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of proprietary rights of others, including our customers. We expect future litigation on similar grounds.

     We have received, and may receive in the future, claims of infringement of intellectual property rights of others. There are pending proceedings involving such claims. We cannot assure you that:

     - we will prevail in pending actions,

     - other actions alleging the infringement by us of third-party patents or the invalidity of our patents will not be asserted or prosecuted against us, or

     - any assertions of infringement or actions seeking to establish the invalidity of our patents will not materially and adversely affect our business, financial condition and results of operations.

     Even if we are successful in such matters, the attempted enforcement of intellectual property rights by or against us could result in significant costs and diversion of resources. It could also have a material adverse effect on our business, financial condition and results of operations. If claims or actions are asserted or commenced against us, we may seek to obtain licenses under a third-party's intellectual property rights to avert or resolve a controversy. We cannot assure you that under such circumstances a license would be available on commercially reasonable terms, if at all.

WE MAY NOT BE SUCCESSFUL IN PROTECTING OUR INTELLECTUAL PROPERTY RIGHTS.

     We rely primarily on patent, copyright, trademark and trade secret laws, as well as nondisclosure and confidentiality agreements and other methods, to protect our proprietary technologies and processes. In addition, we often incorporate the intellectual property of our customers into our designs and have certain obligations with respect to the non-use and non-disclosure of their intellectual property. We cannot assure you that:

     - the steps that we take to prevent misappropriation or infringement of our intellectual property or the intellectual property of our customers will be successful,

     - any existing or future patents will not be challenged, invalidated or circumvented, or

     - any of the protective measures described above would provide meaningful protection.

Despite these precautions, it may be possible for a third-party to copy or otherwise obtain and use our technology without authorization, develop similar technology independently or design around our patents. If any of our patents fail to protect our technology, it will be easier for our competitors to offer similar products. In addition, effective copyright, trademark and trade secret protection may be unavailable or limited in certain countries.

OUR INTELLECTUAL PROPERTY INDEMNIFICATION POLICY MAY ADVERSELY IMPACT OUR BUSINESS.

     We have historically indemnified customers for certain of the costs and damages of patent infringement where our product is the factor creating the customer's infringement exposure. This policy generally excludes circumstances where infringement arises out of the combination of our products with products of others. This indemnification policy could have a material adverse effect on our business, financial condition and results of operations, particularly in situations where our products are designed for use in devices manufactured by our customers that comply with international standards. These international standards are often covered by patent rights held by our competitors or customers. The combined costs of obtaining licenses from all holders of patent rights essential to such standards could be high and could have a material adverse effect on our business, financial condition and results of operations.

WE ARE SUBJECT TO INTENSE COMPETITION.

     We currently face significant competition in our markets and expect that intense price and product competition will continue. This competition has resulted and is expected to continue to result in declining average selling prices for our products. We also anticipate that additional competitors will enter our markets as a result of growth opportunities in communications electronics, the trend toward global expansion by foreign and domestic competitors, technological and public policy changes and relatively low barriers to entry in certain segments of the industry.

     We currently enjoy substantial market shares in our analog data and fax modem chipset product lines. However, as we pursue our diversification strategy and develop expansion platforms, we will be competing in certain new markets in which we have little or no market share and where existing competitors have dominant market positions. Moreover, as with many companies in the semiconductor industry, certain of our customers offer products that compete with similar products offered by us.

     We believe that the principal competitive factors in our markets are:

     - product performance,

     - level of integration,

     - quality,

     - compliance with industry standards,

     - price,

     - time-to-market,

     - system cost,

     - design and engineering capabilities,

     - new product innovation, and

     - customer support.

The specific bases on which we compete vary by product platform.

     We compete with a number of U.S. and international semiconductor manufacturers. Many of our current and potential competitors have certain advantages, including:

     - longer operating histories and presence in key markets,

     - greater name recognition,

     - access to larger customer bases, and

     - significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than we have.

As a result, these competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. These competitors may be able to devote greater resources to the development, promotion and sale of their products than Conexant.

     These competitors also have established or may establish financial or strategic relationships among themselves or with our existing or potential customers, resellers or other third parties. These relationships may affect customers' purchasing decisions. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share. We cannot assure you that we will be able to compete successfully against these competitors. We also cannot assure you that competition will not have a material adverse effect on our business, financial condition and results of operations.

     Many of our competitors have combined with each other and consolidated their businesses, including the consolidation of competitors with our customers. This is attributable to a number of factors, including the high-growth nature of the communications electronics industry and the "time-to-market" pressures on suppliers to decrease the time required for product conception, research and development, sampling and production launch prior to the product reaching the market. This consolidation trend is expected to continue, since investments, alliances and acquisitions may enable semiconductor suppliers, including Conexant and our competitors, to augment technical capabilities or to achieve faster time-to-market for their products than would be possible solely through internal development.

     Consolidations by industry participants are creating entities with increased market share, customer base, technology and marketing expertise in markets in which we compete. These developments may significantly and adversely affect our current markets, the markets we want to serve and our ability to compete successfully in those markets.

WE ARE SUBJECT TO NUMEROUS RISKS IN OUR MANUFACTURING OPERATIONS.

     Our manufacturing operations are complex and subject to disruption due to causes beyond our control. The fabrication of integrated circuits is an extremely complex and precise process consisting of hundreds of separate steps. It requires production in a highly controlled, clean environment. Minute impurities, errors in any step of the fabrication process, defects in the masks used to print circuits on a wafer or a number of other factors can cause a substantial percentage of wafers to be rejected or a substantial number of die on each wafer not to function.

     We operate our own manufacturing, assembly and test facilities. We also have arrangements with third parties, including entities outside the United States, for the production, assembly and testing of semiconductor products. Our assembly and test facility in Mexicali, Mexico and our international subcontract manufacturing arrangements are subject to a number of risks of operating abroad.

     We, as well as the semiconductor industry in general, have in the past experienced periods of excess wafer fabrication capacity. When there is excess wafer fabrication capacity in the industry in general, outside foundries typically reduce their prices significantly, thereby creating large pricing advantages for our competitors who rely primarily on outside foundries. If we experience an excess of our own wafer fabrication capacity, we could also be at a relative disadvantage to certain of our competitors who rely primarily on outside foundries because our wafer fabrication facilities involve substantial fixed costs and investment.

     We continue to increase our use of outside foundries worldwide as an integral part of our wafer manufacturing strategy. In addition, we will explore alternative strategic alliances to secure an assured source of wafer supply going forward. We cannot assure you that we will succeed in implementing any such alternatives.

     Our operations may be affected by lengthy or recurring disruptions at any of our production facilities or those of our subcontractors. These disruptions may include labor strikes, work stoppages, fire, earthquake, flooding or other natural disasters. These disruptions could cause significant delays in shipments until we are able to shift the products from an affected facility or subcontractor to another facility or subcontractor.

     In the event of these types of delays, we cannot assure you that required alternate capacity, particularly wafer production capacity, would be available on a timely basis or at all. Even if capacity is available, we cannot assure you that it could be obtained on favorable terms. If we cannot obtain alternate capacity on favorable terms we could lose customers. If we cannot obtain sufficient manufacturing capacities to meet demand, either at our own facilities or through foundry or similar arrangements with others, our business, financial condition and results of operations could be materially and adversely affected.

     Certain of our manufacturing facilities are located near major earthquake fault lines, including our Newport Beach, California wafer fabrication facility and our Mexicali, Mexico assembly and test facility. We have only minimal earthquake insurance coverage with respect to these facilities.

     The gallium arsenide semiconductor manufacturing process used at our Newbury Park, California wafer fabrication facility is highly specialized in nature. In the event of a disruption, alternate gallium arsenide production capacity would not be readily available from third-party sources. In addition, we are currently dependent on a single source supplier for epitaxial wafers used in the gallium arsenide manufacturing processes. The number of qualified alternative suppliers for such wafers is limited and the process of qualifying a new epitaxial wafer supplier could require a substantial leadtime.

     Any disruption of operations at our Newbury Park, California wafer fabrication facility or the interruption in the supply of epitaxial wafers used in its gallium arsenide process could have a material adverse effect on our business, financial condition and results of operations, particularly with respect to our Wireless Communications and Network Access products.

     In the past, we have not had any significant difficulties in obtaining an adequate supply of raw materials and components necessary for our manufacturing operations. However, the loss of a significant supplier or the inability of a supplier to meet performance and quality specifications or delivery schedules could have a material adverse effect on our business, financial condition and results of operations.

WE ARE SUBJECT TO ORDER AND SHIPMENT UNCERTAINTIES WHICH MAY RESULT IN OBSOLETE OR EXCESS INVENTORY.

     We are subject to inventory risks because we do not control the timing or volume of orders placed by our customers. We typically make sales through individual purchase orders. We generally do not have long-term supply arrangements with our customers. Our policy is to allow customers to cancel orders until 30 days before the shipping date. In addition, we sell some products through distributors who have certain rights to return unsold products to us.

     Moreover, semiconductor companies, including Conexant, routinely manufacture or purchase inventory based on estimates of customer demand for their products, which is often difficult to predict. We could hold excess or obsolete inventory resulting from the cancellation or deferral of product orders, the return of previously sold products or overproduction due to over-estimating orders. This excess or obsolete inventory could have a material adverse effect on our business, financial condition and results of operations.

WE ARE SUBJECT TO THE CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY.

     The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand.

     The industry has experienced significant downturns, often connected with, or in anticipation of, maturing product cycles of both semiconductor companies' and their customers' products and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices.

     We have recently experienced these conditions in our analog PC modem chipset business and may experience downturns in the future. In fiscal 1998, average selling prices for our PC products fell by approximately 50 percent, the annual growth rate for such products fell to approximately 20 percent and, in the fourth quarter, we made a provision for excess and obsolete inventories of $66 million. Any future downturns of this nature could have a material adverse effect on our business, financial condition and results of operations.

WE DEPEND ON OUR KEY PERSONNEL.

     Our future success depends largely upon the continued service of our executive officers and other key management and technical personnel. Our success also depends on our ability to continue to attract, retain and motivate qualified personnel. We are dependent on key technical personnel. They represent a significant asset, as the source of our technological and product innovations. The competition for such personnel is intense in the semiconductor industry. We cannot assure you that we will be able to attract and retain qualified management and other personnel necessary for the design, development, manufacture and sale of our products.

     We may have difficulty attracting and retaining key personnel during periods of poor operating performance given the significant use of incentive compensation both by us and our competitors. The loss of one or more of our key employees or our inability to attract, retain and motivate qualified personnel could have a material adverse effect on our business, financial condition and results of operations. In particular, the loss of the services of Dwight W. Decker, our Chairman and Chief Executive Officer, or certain key design and technical personnel, could materially and adversely affect us.

WE FACE RISKS ASSOCIATED WITH OUR INTERNATIONAL SALES AND OPERATIONS.

     Our international sales and operations are subject to a number of risks inherent in selling and operating abroad. These include risks regarding:

     - currency exchange rate fluctuations,

     - local economic and political conditions,

     - disruptions of capital and trading markets,

     - restrictive governmental actions, such as restrictions on transfer of funds and trade protection measures, including export duties and quotas and customs duties and tariffs,

     - changes in legal or regulatory requirements,

     - import or export licensing requirements,

     - limitations on the repatriation of funds,

     - difficulty in obtaining distribution and support,

     - nationalization,

     - the laws and policies of the United States affecting trade, foreign investment and loans, and

     - tax laws.

     For the six months ended March 31, 1999, we made approximately 65 percent of our total sales to customers located outside the United States, primarily in Japan, other Asian-Pacific countries and Europe. In addition, we have facilities and suppliers located outside the United States. These include our assembly and test facility in Mexicali, Mexico and third-party foundries located in the Asia-Pacific region.

     Most of our international sales are currently denominated in U.S. dollars. As a result, our products could become less competitive in international markets if the value of the U.S. dollar increases relative to foreign currencies. Sales to Japan, which are denominated principally in Japanese yen, are not affected to the same extent.

     Moreover, we may be competitively disadvantaged relative to our competitors located outside the United States, including Japan, who may benefit from a devaluation of their local currency. The above factors may have a material adverse effect on our ability to increase or maintain our foreign sales or on our business, financial condition and results of operations.

     The economic situation in Japan and the Asia-Pacific region in fiscal 1998 impacted several of our businesses, most notably the Personal Imaging platform. Although the economic situation appears to be improving, we cannot assure you that these regions will achieve a full economic recovery. Sales to customers in Japan and other countries in the Asia-Pacific region, principally Taiwan, South Korea and Hong Kong, represented approximately 54 percent of our total sales for the six months ended March 31, 1999.

     We use foreign currency forward exchange contracts, principally for the Japanese yen, to minimize risk of loss from currency exchange rate fluctuations for foreign currency commitments entered into in the ordinary course of business. We have not entered into foreign currency forward exchange contracts for other purposes, and our financial condition and results of operations could be affected (negatively or positively) by currency fluctuations.

WE FACE RISKS ASSOCIATED WITH INVESTMENTS, ALLIANCES AND ACQUISITIONS.

     Although we invest significant resources in research and development activities, the complexity and rapidity of technological changes make it impractical for us to pursue development of all technological solutions on our own. Accordingly, we will review on an ongoing basis investment, alliance and acquisition prospects that would complement our existing product offerings, augment our market coverage or enhance our technological capabilities. However, we cannot assure you that we will be able to identify and consummate suitable investment, alliance or acquisition transactions in the future.

     Moreover, if we consummate such transactions, they could result in:

     - the diversion of management resources,

     - dilutive issuances of equity securities,

     - large one-time write-offs,

     - the incurrence of debt and contingent liabilities,

     - amortization of expenses related to goodwill and other intangible assets, and

     - other acquisition related costs.

Any of these events could materially adversely affect our business, financial condition and results of operations and the price of the notes and common stock.

     The ultimate success of any such investments, alliances or acquisitions in achieving the purposes for which they are undertaken will depend on our ability to integrate successfully any acquired business and to retain key personnel, as well as a variety of other factors.

OUR MANAGEMENT FACES SIGNIFICANT DEMANDS ON THEIR RESOURCES.

     Our management currently faces a variety of challenges. These include implementing our ongoing diversification and expansion strategy and expanding the infrastructure and systems necessary for us to operate as an independent public company. While we believe that we have sufficient management resources to execute each of these initiatives, we cannot assure you that we will have these resources or that our initiatives will be successfully implemented. Failure to implement these initiatives successfully could have a material adverse effect on our business, financial condition and results of operations.

WE ARE SUBJECT TO ENVIRONMENTAL REGULATIONS AND THE RISK OF ENVIRONMENTAL LIABILITY.

     We use a variety of chemicals in our manufacturing operations and are subject to a wide range of environmental protection regulations in the United States and Mexico. While we have not experienced any material adverse effect on our operations as a result of such regulations, we cannot assure you that current or future regulations would not have a material adverse effect on our business, financial condition and results of operations.

     In the United States, environmental regulations often require parties to fund remedial action regardless of fault. Consequently, it is often difficult to estimate the future impact of environmental matters, including potential liabilities. We cannot assure you that the amount of expense and capital expenditures that might be required to complete remedial actions and to continue to comply with applicable environmental laws will not have a material adverse effect on our business, financial condition and results of operations. We have been designated as a potentially responsible party, together with two additional potentially responsible parties who are insolvent, at one site in Parker Ford, Pennsylvania for which we have accrued approximately $3 million at March 31, 1999 for the cost of groundwater remediation. In addition, we are engaged in two other remediations of groundwater contaminations at our Newport Beach and Newbury Park, California facilities for which we have accrued approximately $5 million for the costs of remediation at March 31, 1999.

WE COULD BE ADVERSELY IMPACTED BY YEAR 2000 ISSUES.

     We believe, based on available information, that we will be able to manage our total year 2000 transition without any material adverse effect on our business, financial condition and results of operations. However, we could be adversely impacted by the year 2000 issues faced by major suppliers, distributors, customers, vendors and financial services organizations with which we interact. In addition, we may be adversely affected by the failure of federal, state, local and international governments to address year 2000 issues affecting their systems.

     Our greatest area of uncertainty centers primarily in the supplier area, due to the number of materials suppliers involved and their various stages of readiness for year 2000. In particular, we are dependent on suppliers to upgrade their systems to ensure an uninterrupted supply of materials. A year 2000-related failure by a significant materials supplier could result in the temporary slowdown of our production. We estimate this slowdown would not last more than a few days.

WE HAVE A LIMITED HISTORY AS AN INDEPENDENT COMPANY.

     We have a limited operating history as an independent company. Accordingly, the financial information presented in or incorporated into this prospectus for periods prior to January 1, 1999 may not necessarily reflect the results of operations, financial position and cash flows we would have had if we had operated independently during the periods presented.

     We cannot assure you that we will be profitable on an ongoing basis as a stand-alone company. We have historically relied on Rockwell for cash investments and various financial and administrative services. Rockwell continues to provide us with certain transitional services. However, we must maintain our own sources of funding, banking relationships and administrative functions and eventually develop functions covered by the transitional services from Rockwell.

THE VALUE OF OUR COMMON STOCK MAY BE ADVERSELY AFFECTED BY ITS LIMITED TRADING HISTORY, MARKET VOLATILITY AND THE SUBSTANTIAL NUMBER OF SHARES WHICH MAY BE SOLD TO THE PUBLIC.

     The notes are convertible into common stock, which has a limited trading history and has fluctuated widely in price. The market value of the notes will be affected by the fluctuations in the price of the common stock. The common stock began trading on the Nasdaq National Market on January 4, 1999. We cannot assure you that an active trading market in the common stock will be sustained in the future.

     The trading price of the common stock fluctuates significantly. Since the common stock began trading publicly, the reported closing price of the common stock on the Nasdaq National Market has been as high as $66 9/16 and as low as $14 3/8 per share. This price may be influenced by many factors, including:

     - our performance and prospects,

     - the depth and liquidity of the market for the common stock,

     - investor perception of Conexant and the industry in which it operates,

     - changes in earnings estimates or buy/sell recommendations by analysts,

     - general financial and other market conditions, and

     - domestic and international economic conditions.

     In addition, public stock markets have experienced extreme price and trading volume volatility, particularly in high technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the common stock.

     The Rockwell International Corporation Salaried Retirement Savings Plan, which as of December 31, 1998 held approximately 19.5 percent of the outstanding shares of the common stock, provides plan participants (including our employees who maintain account balances in the Rockwell savings plan) with the authority to determine if and when shares of common stock held in participant accounts will be sold and reinvested in accordance with the provisions of the Rockwell savings plan. Under the Rockwell savings plan, subject to certain limitations, dispositions of common stock will be effected only at the direction and on behalf of individual participants.

THE NOTES ARE SUBORDINATED TO OUR SENIOR INDEBTEDNESS.

     The notes are unsecured and subordinated in right of payment to all existing and future senior indebtedness. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture relating to the notes and in certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid, and there may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. The notes also are effectively subordinated to the liabilities, including trade payables, of any of our subsidiaries. The indenture does not prohibit or limit the incurrence of senior indebtedness or the incurrence of other indebtedness and other liabilities by us or any of our subsidiaries. The incurrence of additional indebtedness and other liabilities by us or any of our subsidiaries could adversely affect our ability to pay our obligations on the notes. As of June 30, 1999, we had approximately $70 million of senior indebtedness outstanding under foreign exchange contracts, certain leases and letters of credit. We anticipate that from time to time we will incur additional indebtedness, including senior indebtedness, and that our subsidiaries will from time to time incur other additional indebtedness and liabilities. See "Description of Notes -- Subordination of Notes".

WE MAY BE UNABLE TO REDEEM THE NOTES WHEN REQUIRED TO DO SO.

     Upon a fundamental change, you may, at your option, require us to redeem all or a portion of your notes. If a fundamental change were to occur, we cannot assure you that we would have sufficient funds to pay the redemption price for all notes tendered by the holders of the notes. In addition, in many cases, a fundamental change would result in an event of default under our existing credit facility. Any future credit agreements or other agreements relating to other indebtedness, including other senior indebtedness, to which we become a party may contain similar provisions, may expressly prohibit the repurchase of the notes upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement.

     If a fundamental change occurs at a time when we are prohibited from purchasing or redeeming notes, we could seek the consent of our lenders to the redemption of notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain a consent to repay those borrowings, we could not purchase or redeem the notes. Our failure to redeem tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness. In such circumstances, or if a fundamental change would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would restrict payments to the holders of notes.

     The term "fundamental change" is limited to certain specified transactions and may not include other events that might adversely affect our financial condition. Our obligation to offer to redeem the notes upon a fundamental change would not necessarily afford holders of the notes protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving Conexant. See "Description of Notes -- Redemption at Option of the Holder".

THERE MAY BE A LIMITED MARKET FOR YOUR NOTES.

     In May 1999, we issued the notes to the initial purchasers in a private placement. The notes are eligible to trade on the PORTAL market. However, the notes resold pursuant to this prospectus will no longer trade on the PORTAL market. As a result, there may be a limited market for your notes. We do not intend to list the notes on any national securities exchange or on the Nasdaq National Market.

     A public market may not develop for the notes. Although the investment banking firms who were the initial purchasers of the notes advised us that they intend to make a market in the notes, they are not obligated to do so and may discontinue such market making at any time without notice. In addition, the Securities Act of 1933 (the "Securities Act") and the Securities Exchange Act of 1934 (the "Exchange Act") impose limitations on market making activities. Accordingly, we cannot assure you that any market for the notes will develop or, if one does develop, that it will be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could be materially adversely affected.

PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BY-LAWS, OUR RIGHTS AGREEMENT AND DELAWARE LAW MAY DETER TAKEOVER ATTEMPTS.

     We have established certain anti-takeover measures that may affect the common stock and the notes. Our certificate of incorporation, our by-laws, the Rights Agreement, as defined below, and the General Corporation Law of the State of Delaware (the "DGCL") contain several provisions that would make it more difficult to acquire control of Conexant in a transaction not approved by our board of directors. Our certificate and by-laws include provisions such as:

     - the ability of our board of directors to issue shares of preferred stock in one or more series without further authorization of our shareholders,

     - a fair price provision,

     - a prohibition on shareholder action by written consent,

     - a requirement that shareholders provide advance notice of any shareholder nominations of directors or any proposal of new business to be considered at any meeting of shareholders,

     - a requirement that a supermajority vote be obtained to remove a director for cause or to amend or repeal certain provisions of our certificate or by-laws,

     - elimination of the right of shareholders to call a special meeting of shareholders, and

     - the division of our board of directors into three classes to be elected on a staggered basis, one class each year.

     We also have a rights agreement with ChaseMellon Shareholder Services, L.L.C., as rights agent, dated as of November 30, 1998 (the "Rights Agreement"), which gives our shareholders certain rights that would substantially increase the cost of acquiring us in a transaction not approved by our board of directors.

     In addition to the Rights Agreement and the provisions in our certificate and by-laws, Section 203 of the DGCL provides that, subject to certain exceptions, a corporation shall not engage in any business combination with any interested shareholder during the three-year period following the time that such shareholder becomes an interested shareholder. The restrictions of Section 203 of the DGCL, in certain circumstances, make it more difficult for a person who would be an interested shareholder to effect various business combinations with a corporation during that three-year period. The provisions of Section 203 of the DGCL provide that the shareholder approval requirement may be avoided if a majority of the directors then in office approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder.

WE MAY BE RESPONSIBLE FOR CERTAIN FEDERAL INCOME TAX LIABILITIES RELATING TO OUR SPIN-OFF FROM ROCKWELL.

     In connection with our spin-off from Rockwell, the IRS issued a tax ruling to Rockwell stating that the spin-off would qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(D) of the Internal Revenue Code. While the tax ruling generally is binding on the IRS, the continuing validity of the tax ruling is subject to certain factual representations and assumptions. We are not aware of any facts or circumstances that would cause such representations and assumptions to be untrue.

     The Tax Allocation Agreement dated as of December 31, 1998 (the "Tax Allocation Agreement") between Conexant and Rockwell provides that we will be responsible for any taxes imposed on Rockwell, Conexant or Rockwell shareholders as a result of either:

     - the failure of the spin-off from Rockwell to qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(D) of the Internal Revenue Code, or

     - the subsequent disqualification of the spin-off from Rockwell as a tax-free transaction to Rockwell under Section 361(c)(2) of the Internal Revenue Code,

if the failure or disqualification is attributable to certain post-spin-off actions by or in respect of Conexant (including its subsidiaries) or its shareholders, such as our acquisition by a third-party at a time and in a manner that would cause the failure or disqualification.

     The Tax Allocation Agreement also provides, among other things, that neither Rockwell nor Conexant is to take any action inconsistent with, nor fail to take any action required by, the request for the tax ruling or the tax ruling unless:

     - required to do so by law,

     - the other party has given its prior written consent, or

     - in certain circumstances, a supplemental ruling permitting the action is obtained.

Rockwell and Conexant have indemnified each other for any tax liability resulting from each entity's failure to comply with these provisions.

     In addition, we effected various tax-free intragroup spin-offs as a result of Rockwell's spin-off of Meritor Automotive, Inc. on September 30, 1997. The Tax Allocation Agreement provides that we will be responsible for any taxes imposed on Rockwell, Conexant or Rockwell shareholders in respect of those intragroup spin-offs if the taxes are attributable to certain post-spin-off actions by or in respect of Conexant (including its subsidiaries) or its shareholders, such as our acquisition by a third-party at a time and in a manner that would cause the taxes to be incurred.

     If we were required to pay any of the taxes described above, the payment would have a material adverse effect on our financial position, results of operations and cash flow.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges is computed by dividing (1) earnings before taxes adjusted for fixed charges by (2) fixed charges, which include interest expense plus the portion of interest expense under operating leases deemed by us to be representative of the interest factor plus amortization of debt issuance costs.

                                                                                      SIX MONTHS
                                              FISCAL YEAR ENDED SEPTEMBER 30,      ENDED MARCH 31,
                                           -------------------------------------   ----------------
                                           1998    1997    1996    1995    1994     1999      1998
                                           -----   -----   -----   -----   -----   -------   ------
Ratio of earnings to fixed charges.......     --    46.1    98.5    71.6    79.9       --      4.4

In the fiscal year ended September 30, 1998 and the six months ended March 31, 1999 our losses before taxes of $430 million and $87 million, respectively, were not adequate to cover fixed charges of $6 million and $4 million, respectively.

                                USE OF PROCEEDS

     The selling securityholders will receive all of the proceeds from the sale under this prospectus of the notes and the common stock issuable upon conversion of the notes. We will not receive any proceeds from these sales.

                          PRICE RANGE OF COMMON STOCK

     The common stock began trading on the Nasdaq National Market under the symbol "CNXT" on January 4, 1999. The following table lists the high and low per share sale prices for the common stock as reported by the Nasdaq National Market for the periods indicated:

                                                                HIGH    LOW
                                                                ----    ---
Year ending September 30, 1999:
  Second quarter............................................    $28 7/8 $13 11/16
  Third quarter.............................................    $68 3/8 $25 1/4
  Fourth quarter (through July 27, 1999)....................    $69 1/2 $55

     On July 27, 1999, the reported last bid price of the common stock as reported on the Nasdaq National Market was $66 1/2 per share. As of July 2, 1999, there were approximately 56,000 holders of record of common stock.

                                DIVIDEND POLICY

     We have never paid cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. In addition, our existing credit facility limits our ability to declare and pay dividends.

                            SELECTED FINANCIAL DATA

     The following selected financial data have been derived from financial statements and financial information of ours and, for periods prior to January 1, 1999, of Semiconductor Systems as part of Rockwell. The data should be read in conjunction with our financial statements and the notes thereto incorporated by reference into this prospectus. The statement of operations data for the years ended September 30, 1998, 1997, 1996 and 1995 and the balance sheet data as of September 30, 1998, 1997 and 1996 have been derived from the audited combined financial statements of Semiconductor Systems as a part of Rockwell. The statement of operations data for the year ended September 30, 1994 and the balance sheet data as of September 30, 1995 and 1994 have been derived from unaudited combined financial information of Semiconductor Systems as a part of Rockwell. The statement of operations data for the six months ended March 31, 1998 and the balance sheet data as of March 31, 1998 have been derived from unaudited combined financial information of Semiconductor Systems as a part of Rockwell. The statement of operations data for the six months ended March 31, 1999 and the balance sheet data as of March 31, 1999 have been derived from our unaudited consolidated financial information which, in the opinion of management, include all adjustments necessary for a fair presentation of financial position as of such dates and results of operations for such period. Results for the six months ended March 31, 1999 are not necessarily indicative of the results that may be expected for the entire year ending September 30, 1999.

                                                                                    SIX MONTHS
                                            FISCAL YEAR ENDED SEPTEMBER 30,       ENDED MARCH 31,
                                         --------------------------------------   ---------------
                                          1998     1997     1996    1995   1994    1999     1998
                                         ------   ------   ------   ----   ----   ------   ------
                                                     (IN MILLIONS, EXCEPT RATIO DATA)
CONSOLIDATED AND COMBINED STATEMENT OF
  OPERATIONS DATA:
Net sales.............................   $1,200   $1,412   $1,470   $784   $599    $612     $657
Cost of sales.........................      889      733      848    483    347     404      356
                                         ------   ------   ------   ----   ----    ----     ----
Gross margin..........................      311      679      622    301    252     208      301
Research and development..............      342      280      155     91     74     140      164
Selling, general and administrative...      251      191      150    103     79     113      128
Amortization of intangibles...........       11        9        1     --     --       4        6
Purchased research and
  development(1)......................       --       30      121     --     --      --       --
Special charges(2)....................      147       --       --     --     --      38       --
                                         ------   ------   ------   ----   ----    ----     ----
Operating (loss) earnings.............     (440)     169      195    107     99     (87)       3
Other income, net.....................       10       11        3      4      1      --        6
                                         ------   ------   ------   ----   ----    ----     ----
(Loss) income before income taxes.....     (430)     180      198    111    100     (87)       9
                                         ------   ------   ------   ----   ----    ----     ----
(Benefit) provision for income
  taxes...............................     (168)      54      114     35     33     (37)       4
                                         ------   ------   ------   ----   ----    ----     ----
Net (loss) income.....................   $ (262)  $  126   $   84   $ 76   $ 67    $(50)    $  5
                                         ======   ======   ======   ====   ====    ====     ====
OTHER DATA:
Ratio of earnings to fixed
  charges(3)..........................       --     46.1x    98.5x  71.6x  79.9x     --      4.4x
Capital expenditures..................   $  270   $  317   $  380   $166   $148    $ 33     $122

                                                                                    AS OF
                                         FISCAL YEAR ENDED SEPTEMBER 30,          MARCH 31,
                                      --------------------------------------   ---------------
                                       1998     1997     1996    1995   1994    1999     1998
                                      ------   ------   ------   ----   ----   ------   ------
                                                           (IN MILLIONS)
CONSOLIDATED AND COMBINED STATEMENT
  OF OPERATIONS DATA:(4)
Cash and cash equivalents...........  $   14   $   14   $   14   $ 14   $ 14   $  159   $   14
Working capital.....................     256      222      229    130     95      239      308
Property, net.......................     713      802      656    351    215      651      836
Total assets........................   1,418    1,486    1,383    671    448    1,317    1,567
Total debt..........................      14       14       14     14     14      100       14
Shareholders' equity/Rockwell's net
  investment........................   1,009    1,107      899    478    301      911    1,242

---------------
(1) In fiscal 1997 and 1996, we incurred charges of $30 million and $121 million for purchased research and development relating to the acquisitions of the Hi-Media broadband communication chipset business of ComStream Corporation and Brooktree Corporation, respectively.

(2) In September 1998, we recorded special charges of approximately $147 million related to our decision to close and dispose of our wafer fabrication facilities in Colorado Springs, Colorado, a worldwide workforce reduction and certain other actions. In the first quarter of fiscal 1999, we recorded additional special charges of $18 million related to the restructuring initiated in the fourth quarter of 1998 and an additional asset impairment charge of $20 million for the Colorado Springs wafer fabrication facility as a result of Rockwell's decision to further write-down the facility.

(3) Computed by dividing (a) earnings before taxes adjusted for fixed charges by
    (b) fixed charges, which includes interest expense plus the portion of interest expense under operating leases deemed by us to be representative of the interest factor plus amortization of debt issuance costs. In the fiscal year ended September 30, 1998 and the six months ended March 31, 1999 our losses before taxes of $430 million and $87 million, respectively, were not adequate to cover fixed charges of $6 million and $4 million, respectively.

(4) In December 1998, we distributed our wafer fabrication facilities in Colorado Springs, Colorado (and the related tax benefit) to Rockwell. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview." Also in December 1998, Rockwell contributed $64 million in cash to us, which was placed in an escrow account and used in February 1999 to satisfy our obligation with respect to the judgment rendered against us in the intellectual property litigation brought by Celeritas Technologies, Ltd.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain of our statement of operations data:

                                                                                     1999 FISCAL
                                                    1998 FISCAL QUARTERS              QUARTERS
                                             ----------------------------------    ---------------
                                             FIRST    SECOND    THIRD    FOURTH    FIRST    SECOND
                                             -----    ------    -----    ------    -----    ------
                                                                 (IN MILLIONS)
Net sales..................................  $383      $274     $278     $ 265     $295      $317
Cost of sales..............................   203       153      184       349      217       187
                                             ----      ----     ----     -----     ----      ----
Gross margin...............................   180       121       94       (84)      78       130
Research and development...................    84        80       91        87       71        69
Selling, general and administrative........    59        69       62        61       65        48
Amortization of intangibles................     3         3        3         2        2         2
Special charges............................    --        --       --       147       38        --
                                             ----      ----     ----     -----     ----      ----
Operating earnings (loss)..................    34       (31)     (62)     (381)     (98)       11
Other income, net..........................     4         2        1         3       --        --
                                             ----      ----     ----     -----     ----      ----
Income (loss) before income taxes..........    38       (29)     (61)     (378)     (98)       11
Provision (benefit) for income taxes.......    17       (13)     (28)     (144)     (40)        3
                                             ----      ----     ----     -----     ----      ----
Net income (loss)..........................  $ 21      $(16)    $(33)    $(234)    $(58)     $  8
                                             ====      ====     ====     =====     ====      ====

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     We are the world's largest company focused exclusively on providing semiconductor products for communications electronics. We continue to implement a strategic transition from a narrow offering of primarily analog PC modem products to a more broadly diversified product portfolio. Our product portfolio is now comprised of our Personal Computing platform, which includes analog PC modems, and the following expansion platforms which generated over 50% of our total sales during the six months ended March 31, 1999:

     - Personal Imaging

     - Digital Infotainment

     - Wireless Communications

     - Network Access

     During the second quarter of 1999, we returned to profitability with net income of $8 million, compared to a net loss of $58 million in the prior quarter. This was attributable to:

     - sequential revenue growth in each of the expansion platforms,

     - unseasonally strong performance in the Personal Computing platform attributable to continued market-share gains at PC OEMs, sustained demand in the PC retail aftermarkets and reduced price erosion in this product category,

     - operation of both the Newport Beach and Newbury Park wafer fabrication facilities at full factory loading throughout the second quarter of fiscal 1999, and

     - reduced operating expenses driven by the elimination of costs associated with our restructuring and spin-off activities.

     We reported an operating loss of $98 million in the first fiscal quarter of 1999. The operating loss included a special charge for an additional asset impairment of $20 million for the Colorado Springs wafer fabrication facilities as a result of Rockwell's decision to further write-down the facilities, which were distributed to Rockwell in connection with our spin-off. The non-cash charge was required to be reported in our last quarter as a subsidiary of Rockwell. Also included in the first fiscal quarter 1999 operating loss is a special charge of $18 million primarily related to the voluntary early retirement program we offered in September 1998. The first quarter charge related to those employees who accepted our offer after September 30, 1998. The operating loss also included higher advertising costs related to the introduction of our new identity campaign, corporate set-up expenses and higher operating costs related to the residual effects of lower manufacturing capacity utilization over the last four months of fiscal 1998. We were able to increase production to near full capacity in the first quarter of fiscal 1999 and were able to meet inventory reduction goals by quarter's end.

     After five years of rapid growth, with average annual revenue growth of nearly 30 percent, our operating performance during fiscal year 1998 was disappointing. The decline in operating performance was attributable to a number of factors, including greatly intensified price competition in the markets for our K56Flex(TM) product and our older V.34 modems which resulted in:

     - greater than expected price declines,

     - lower than expected demand for these products, and

     - increasing investments in our expansion product platforms and manufacturing process technology.

This decline in operating performance was exacerbated by worldwide excess capacity in the semiconductor industry and the weakened economic environment in the Asia-Pacific region.

     Our full-year fiscal 1998 pre-tax loss was $430 million ($262 million after tax). The fourth quarter pre-tax loss was $378 million ($234 million after tax) and included $275 million associated with the following:

                                                              (IN MILLIONS)
Special charges.............................................      $147(1)
Included in cost of sales:
  Inventory write-offs......................................        66(2)
  Intellectual property matters.............................        43(3)
  Manufacturing capacity underutilization...................        19(4)
                                                                  ----
     Total..................................................      $275
                                                                  ====

---------------
(1) In September 1998, we implemented a comprehensive plan to restructure our business to position it for future profitability. A key element of this plan was the decision to close and dispose of our wafer fabrication facilities in Colorado Springs, Colorado. In addition, management decided to reduce our worldwide workforce by 10 percent and to curtail certain market and product development activities. This plan resulted in special charges of $147 million, including $103 million related to the write-down of the Colorado Springs facilities to fair value, $15 million for employee severance costs and costs associated with a voluntary early retirement program, $11 million for intangible asset write-offs, and $18 million of other costs, principally lease termination costs, contractual liabilities and other asset write-offs.

(2) In the first quarter of fiscal 1998, we experienced strong demand for our modem products, particularly our older V.34 products. As a result of this first quarter demand and forecasts of high demand throughout the balance of fiscal 1998, we substantially increased production levels, including the expanded use of external foundries. In the second half of fiscal 1998, market acceptance of the V.90 standard for 56 kilobits per second (Kbps) modem technology, coupled with the precipitous drop in V.90 modem prices due to intensified competition, substantially reduced the demand for our V.34 modem inventory, much of which was produced in early 1998. Lower than anticipated modem sales in the third and fourth quarters of fiscal 1998 and downward revisions to forecasted demand for certain of our products over the next six months, particularly for the V.34 modems, caused us to record additional inventory reserves of $66 million in the fourth quarter of fiscal 1998.

(3) On July 20, 1998, the U.S. Court of Appeals for the Federal Circuit affirmed a trial court's judgment of $57 million, plus interest, related to our dispute with Celeritas Technologies, Ltd. As a result, we recorded a charge of $35 million to increase our reserve for this matter to $65 million. We also recorded additional provisions of $8 million in the fourth quarter related to other intellectual property matters.

(4) In July 1998, we reduced production at our manufacturing facilities to levels significantly below capacity, in order to align inventory levels with anticipated market demand. We estimate the cost of this manufacturing capacity underutilization in the fourth quarter of fiscal 1998 was approximately $19 million.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, our net sales by product platform:

                                                                               SIX MONTHS ENDED
                                                  YEAR ENDED SEPTEMBER 30,        MARCH 31,
                                                 --------------------------    ----------------
                                                  1998      1997      1996     1999       1998
                                                 ------    ------    ------    -----      -----
                                                                 (IN MILLIONS)
Personal Computing.............................  $  640    $  861    $1,173    $302       $382
Personal Imaging...............................     102       131       113      37         59
Wireless Communications........................     170       115        45     102         76
Digital Infotainment...........................     145       112        32      82         77
Network Access.................................     143       193       107      89         63
                                                 ------    ------    ------    ----       ----
     Total.....................................  $1,200    $1,412    $1,470    $612       $657
                                                 ======    ======    ======    ====       ====

     The following table sets forth, for the periods indicated, certain of our statement of operations data expressed as a percentage of net sales:

                                                                                  SIX MONTHS ENDED
                                                     YEAR ENDED SEPTEMBER 30,         MARCH 31,
                                                    --------------------------    -----------------
                                                     1998      1997      1996      1999       1998
                                                    ------    ------    ------    ------     ------
Net sales.........................................  100.0%    100.0%    100.0%    100.0%     100.0%
Cost of sales.....................................   74.1      51.9      57.7      66.0       54.1
                                                    -----     -----     -----     -----      -----
Gross margin......................................   25.9      48.1      42.3      34.0       45.9
Research and development..........................   28.5      19.9      10.5      22.9       25.0
Selling, general and administrative...............   20.9      13.5      10.2      18.5       19.5
Amortization of intangibles.......................    0.9       0.6       0.1       0.6        0.9
Purchased research and development................     --       2.1       8.2        --         --
Special charges...................................   12.2        --        --       6.2         --
                                                    -----     -----     -----     -----      -----
Operating (loss) earnings.........................  (36.6)     12.0      13.3     (14.2)       0.5
Other income, net.................................    0.8       0.7       0.2        --        0.9
                                                    -----     -----     -----     -----      -----
(Loss) income before income taxes.................  (35.8)     12.7      13.5     (14.2)       1.4
(Benefit) provision for income taxes..............  (14.0)      3.8       7.8      (6.0)       0.6
                                                    -----     -----     -----     -----      -----
Net (loss) income.................................  (21.8)%     8.9%      5.7%     (8.2)%      0.8%
                                                    =====     =====     =====     =====      =====

  SIX MONTHS ENDED MARCH 31, 1999 COMPARED TO SIX MONTHS ENDED MARCH 31, 1998

     Net sales. For the six months ended March 31, 1999, net sales of $612 million were 7 percent less than net sales of $657 million for the six months ended March 31, 1998, on a 34 percent increase in unit shipments. Net sales declined in two of the five product platforms during the six months ended March 31, 1999 compared to the same period in fiscal 1998. Net sales for Personal Computing decreased 21 percent. Personal Computing sales comprised 49 percent of our net sales compared to 58 percent for the same period in the previous year. Net sales declined due to a shift towards lower priced products such as the Host Controllerless (HCF) product line and a decline in average selling prices. Net sales for Personal Imaging declined 37 percent. This decrease was primarily related to a reduction in facsimile modem shipments to the Asian market. The decline in net sales from Personal Computing and Personal Imaging compared to the first six months of fiscal 1998 were partially offset by unit shipment and revenue growth in the other three product platforms. Net sales for Wireless Communications increased from $76 million to $102 million, or 34 percent. This growth was due primarily to the CDMA (Code Division Multiple Access) power amplifier product line. Net sales for Network Access increased from $63 million to $89 million, or 41 percent. Net sales for Digital Infotainment increased from $77 million to $82 million, or 6 percent, and was driven by increased shipments of encoder/decoder products and set-top box tuners.

     Gross margin. Cost of sales consists predominantly of purchased materials, labor and overhead (including depreciation) associated with product manufacturing, royalty and other intellectual property costs, warranty and sustaining engineering expenses pertaining to products sold. Gross margin for the six months ended March 31, 1999 decreased 31 percent to $208 million, from $301 million for the six months ended March 31, 1998. As a percentage of net sales, gross margin decreased to 34 percent from 46 percent in the same period of the prior year, primarily due to pricing pressure in Personal Computing and unusually high inventory costs associated with lower manufacturing capacity utilization in the first fiscal quarter of 1999.

     Research and development. Research and development expenses consist primarily of salaries and selected costs of employees engaged in product/process research, design and development activities, as well as related subcontracting activities, prototype development, cost of design tools and technology license agreement expenses. These expenses for the six months ended March 31, 1999 were $140 million, 14.8 percent lower than the $164 million in the six months ended March 31, 1998. The decrease in research and development expenses for the fiscal 1999 period was driven principally by cost reduction actions initiated in the fourth quarter of fiscal 1998 to reduce our overall cost structure. These actions included headcount reductions, design center closures and project cancellations.

     Selling, general and administrative. Selling, general and administrative expenses consist mainly of employee expenses not related to product manufacturing or research and development, commissions to sales representatives, advertising, marketing expenses, legal costs and provisions for doubtful accounts. These expenses for the six months ended March 31, 1999 were $113 million, 12 percent lower than the $128 million for the same period of the prior year. The decline was due to reductions in headcount, advertising and consulting expenses.

     Amortization of intangibles. Amortization of intangibles consists primarily of the amortization of goodwill related to the various acquisitions made by us. Amortization of intangibles for the six months ended March 31, 1999 was $4 million, 27 percent lower than the $6 million for the same period of the prior year. The decline was due to a write-off of goodwill related to the acquisition of certain technologies that were abandoned in the fourth quarter of fiscal 1998 in conjunction with the restructuring activities.

     Special charges. In the first six months of fiscal 1999, we recorded special charges of $38 million. In the first fiscal quarter of 1999, we recorded a special charge for an additional asset impairment of $20 million for the Colorado Springs wafer fabrication facilities as a result of Rockwell's decision to further write-down the facilities, which were retained by Rockwell as part of the spin-off. This non-cash charge was required to be reported in our last fiscal quarter as a subsidiary of Rockwell. Other special charges were $18 million. These special charges included approximately $17 million related to a voluntary early retirement program and $1 million related to equipment decommission and contract cancellation at the Colorado Springs wafer fabrication facilities.

     Operating (loss) earnings. We incurred an operating loss of $87 million for the first six months of fiscal 1999, compared to operating earnings of $3 million for the first six months of fiscal 1998.

     Other income, net. Other income, net for the six months ended March 31, 1999 of $240,000 decreased from $6 million in the first six months of fiscal 1998 primarily due to a $3 million cash payment that was received in the first quarter of fiscal 1998 in connection with a contract cancellation as well as the interest expense of $2 million recorded in the six months ended March 31, 1999.

  1998 COMPARED TO 1997

     Net sales. Net sales decreased 15 percent to $1,200 million in fiscal 1998 from $1,412 million in fiscal 1997. This decrease was principally due to a decline in sales of $221 million from PC modems in Personal Computing and $50 million from central site modems in Network Access. The decrease in modem sales in 1998 was due to significant price declines of our V.34 and 56 Kbps products, partially offset by an 18 percent increase in modem unit volume. Personal Imaging sales also declined 22 percent to $102 million, reflecting lower product demand, principally as a result of the protracted Asia-Pacific recession. These sales declines were partially offset by an increase in sales from Wireless Communications and Digital Infotainment. Wireless Communications sales grew 48 percent to $170 million, driven by increased volume of digital cordless telephone chipsets and power amplifier components. Digital Infotainment sales grew 30 percent to $145 million as a result of increased demand for video encoders/decoders and broadband communications products.

     Gross margin. Gross margin decreased 54 percent to $311 million in fiscal 1998 from $679 million in fiscal 1997. As a percentage of net sales, gross margin declined to 26 percent in 1998 from 48 percent in fiscal 1997. This decline was due primarily to a 45 percent reduction in average selling prices of PC modem products, slightly offset by higher margins on Wireless Communications and Digital Infotainment products. Gross margin was also adversely impacted by the fourth quarter fiscal 1998 inventory write-off of $66 million (5.5 percent of net sales), the $43 million charge (3.6 percent of net sales) for intellectual property matters and $19 million (1.6 percent of net sales) related to the underutilization of manufacturing capacity. The 50-day strike that ended in July 1998 had little or no effect on our full-year operating results.

     Research and development. Investments in new product and process development increased 22 percent to $342 million in fiscal 1998 from $280 million in fiscal 1997. This increase was due primarily to investments in expansion platform products, including the expanded use of technology licensing agreements with external partners. Significant product investments were made in audio/telephony modem products, higher density central site modems, ATM (Asynchronous Transfer Mode), T1/E1 (high speed digital transmission) and SONET (Synchronous Optical Network) portfolio expansion, GSM (Global System for Mobile Communications) and CDMA radio frequency integrated circuits, GSM systems, broadband communication products, including cable modems, and multifunction peripheral products. We also continued our investments in specialty process development activities, including Bipolar, BiCMOS (Bipolar Complementary Metal-Oxide Semiconductor) and gallium arsenide processes.

     Selling, general and administrative expenses. These expenses increased 31 percent to $251 million in fiscal 1998 from $191 million in fiscal 1997. This increase was primarily due to higher costs of cooperative advertising programs associated with various channel and brand development campaigns of approximately $26 million and $11 million related to the growth of the worldwide sales organization to support our expanding product portfolio, offset by a reduction in the allowance for doubtful accounts in fiscal 1997, due to favorable resolution of accounts which were previously reserved.

     Amortization of intangibles. Fiscal year 1998 amortization of intangibles increased by $2 million over fiscal 1997 due to the full year impact of the acquisition of the Hi-Media broadband communication chipset business of ComStream Corporation which was completed in May 1997.

     Operating (loss) earnings. We incurred an operating loss of $440 million, including special charges of $147 million, in fiscal 1998, compared to operating earnings of $169 million, including a $30 million charge for purchased research and development, in fiscal 1997.

     Other income, net. Other income consists of royalty income from technology license agreements, gains and losses on sales of property and investments and other non-operating income and expense.

     Net (loss) income. The net loss for fiscal 1998 was $262 million, compared to fiscal 1997's net income of $126 million.

  1997 COMPARED TO 1996

     Net sales. Net sales decreased 3.9 percent to $1,412 million in fiscal 1997 from $1,470 million in fiscal 1996 despite the addition of sales resulting from the acquisition of Brooktree Corporation at the end of fiscal 1996. Personal Computing sales decreased $312 million due to severe price declines in all of our PC modem products, primarily in connection with the introduction of our K56Flex(TM) product. Average selling prices for PC modem products declined by 34 percent compared to fiscal 1996, partially offset by a modem unit volume increase of 23 percent. This sales decrease was partially offset by sales increases in our expansion platforms. Personal Imaging sales grew 16 percent to $131 million, led by a strong demand for fax modem chipsets. Network Access sales grew 80 percent to $193 million, related to sales of remote access concentrators. Digital Infotainment sales grew 250 percent to $112 million, driven by video encoder/decoder product rollouts and the introduction of radio frequency tuner products. Sales in Wireless Communications increased $70 million (or 156 percent) over the prior year primarily due to growth in sales of our digital cordless telephone products and power amplifier components.

     Gross margin. Gross margin increased 9.2 percent to $679 million in fiscal 1997 from $622 million in fiscal 1996. As a percentage of sales, gross margin increased to 48 percent from 42 percent. This increase was due to $107 million of lower costs of intellectual property matters in fiscal 1997 compared to fiscal 1996, partially offset by the impact of approximately 25 percent lower average selling prices for modem products.

     Research and development. Investments in new product and process development increased 81 percent to $280 million in fiscal 1997 from $155 million in fiscal 1996. This increase was due primarily to an increase in investments in mixed signal and manufacturing process technologies and the inclusion of research and development expenditures from Brooktree, Hi-Media and our other acquisitions.

     Selling, general and administrative. These expenses increased 27 percent to $191 million in fiscal 1997 from $150 million in fiscal 1996. The increase was due to the inclusion of selling, general and administrative costs from Brooktree, costs of $6 million related to the growth in our worldwide sales organization and a $7 million increase in advertising costs for the K56Flex(TM) campaign. The increase was partially offset by a decrease in bad debt expense of $24 million associated with receipt of payments for accounts which were previously reserved.

     Amortization of intangibles. Amortization of intangibles increased to $9 million in fiscal 1997 compared to $1 million in fiscal 1996 due to the impact of the Brooktree acquisition which was consummated in September 1996.

     Operating earnings. Operating earnings, including a $30 million charge for purchased research and development in connection with the acquisition of Hi-Media, were $169 million in fiscal 1997, a decrease of $26 million from operating earnings, including a $121 million charge for purchased research and development in connection with the Brooktree acquisition, of $195 million in fiscal 1996.

     Other income, net. Other income increased $8 million from 1996 to 1997, principally resulting from $7 million of income related to the favorable settlement of a technology license dispute in 1997.

     Net income (loss). Net income in 1997 was $126 million, compared with net income of $84 million in 1996.

INCOME TAXES

     Our effective income tax rates determined on a stand-alone basis were 39.1 percent in 1998, 30.0 percent in 1997 and 57.6 percent in 1996.

     The effective tax rates are generally lower than the statutory rate due to tax benefits we utilized related to export sales and research credits. The effective tax rate was higher in fiscal 1996 due to the non-deductible charge recorded in connection with the Brooktree acquisition.

     The income tax provision for the six months ended March 31, 1999 was a benefit of $37 million, or 43 percent of the loss before income taxes. For the six months ended March 31, 1998, an income tax provision of $4 million, or 46 percent of income before income taxes, was provided. The effective tax rate for the remainder of the fiscal year is expected to remain at 30 percent, down from earlier quarters, primarily due to the positive impact of various tax credits available to us. The effective tax rate includes state tax credits and federal research and experimentation tax credits.

ACQUISITIONS

     In September 1996, we acquired Brooktree, a designer and supplier of mixed-signal integrated circuits for high-speed digital communications and media processing applications, for $254 million, net of cash acquired. The excess of the purchase price over the fair value of tangible net assets of $178 million was allocated to intangible assets, including $50 million for developed technology, $7 million for assembled workforce and $121 million for purchased research and development. Developed technology and assembled workforce are being amortized on a straight-line basis over eight and ten years, respectively.

     Purchased research and development, which represented the value assigned to projects in process at Brooktree at the date of acquisition which had not yet reached technological feasibility and had no alternative future use, was charged immediately to expense. The research and development projects related to three categories of products in process:

     - Communications, which includes products for the telecommunications industry and high-speed T1/E1 applications, as well as WAN (wide area network) and ATM products,

     - Graphics and Imaging, which includes integrated circuits that enable PC vendors to offer cost-effective graphic and video processing, and

     - Multimedia, which includes products that enable PCs to simultaneously control graphics, text, animation, sound and video through use of "packeted data".

     At the date of the acquisition, Brooktree had several projects in process at various stages of completion. The efforts to complete these projects included finalization of design, device layout, fabrication, testing and systems integration. At the date of the acquisition, the estimated amount and timing of effort to complete these projects varied by product platform and averaged approximately $40 million annually for the first five years after the acquisition, declining steadily thereafter.

     In May 1997, we acquired Hi-Media for $42 million in cash. The purchase price allocation included $30 million ($19 million after-tax) for purchased research and development. The projects in process at Hi-Media at the date of acquisition which had not yet reached technological feasibility and had no alternative future use related to integrated circuits for the direct broadcast satellite, wireless (MMDS) and cable modem markets. The efforts to complete these projects included finalization of design, device layout, fabrication, testing and systems integration. At the date of the acquisition, the estimated amount and timing of effort to complete these projects varied by product platform and averaged approximately $11 million annually for the first five years after the acquisition.

LIQUIDITY AND CAPITAL RESOURCES

     In December 1998, Conexant and three of our subsidiaries entered into a bank credit facility with a group of banks. The credit facility includes facilities for revolving loans and swingline loans in multiple currencies and letters of credit. The credit facility is guaranteed by substantially all of our domestic subsidiaries. It is also secured by (1) a first-priority security interest in substantially all of our domestic assets and our domestic subsidiaries and (2) a pledge of the stock of our domestic and foreign subsidiaries, subject to certain exceptions.

     Prior to our spin-off from Rockwell, we obtained significant investments from Rockwell as the business pursued its strategies of product diversification and development of world-class manufacturing capabilities. Net transfers of cash to Rockwell from us totaled $45 million for the first six months of fiscal 1999 and net transfers of cash from Rockwell were $172 million in fiscal 1998, $86 million in fiscal 1997 and $341 million in fiscal 1996.

     Cash provided by operating activities was $134 million for the six months ended March 31, 1999, compared to $8 million of cash used by operating activities in the same period of fiscal 1998. Net operating cash flows were favorably impacted due to a net decrease in inventories of $54 million in the first six months of fiscal 1999, as compared to a net increase of $87 million in the same period for the prior year, reflecting the results of our efforts to reduce inventory quantities and unit costs. In addition, net receivables were reduced by $20 million during the six months ended March 31, 1999, driven by an improved rate of collections. Net income in the first six months of fiscal 1999 was reduced by non-cash special charges of $38 million and non-cash charges for depreciation and amortization of $104 million. These items were partially offset by a $22 million decrease in trade payables and a $17 million decrease in other current liabilities from September 30, 1998.

     Cash provided by operating activities was $98 million in fiscal 1998, $296 million in fiscal 1997 and $315 million in fiscal 1996. Our fiscal 1998 operating activities generated almost $100 million in cash despite the significant net loss, due in part to improvement in accounts receivable collections and the non-cash special and other charges included in 1998's net loss. Fiscal 1997's operating cash flow was due to our strong profitability, offset somewhat by the settlement of certain intellectual property matters. Fiscal 1996's operating cash flow was driven by explosive revenue growth principally for our V.34 PC modem products, partially offset by increases in receivables and inventories of $205 million, related to this strong market demand.

     Investing activities used $33 million in cash during the six months ended March 31, 1999, compared to $122 million in the same period of fiscal 1998. Lower current period investments relate to the timing of capital expenditures for additional capacity and new process technologies. Capital expenditures for the entire 1999 fiscal year, previously expected to be approximately $160 million, are currently expected to be approximately $195 million.

     We have made significant investments in product and process technology, including capital expenditures of $270 million in fiscal 1998, $317 million in fiscal 1997 and $380 million in fiscal 1996. The capital expenditures included capacity expansion at our main fabrication facility in Newport Beach, California and investments in manufacturing process technology to reduce manufacturing costs. We also made several strategic acquisitions to broaden our product portfolio and market positions. These acquisitions included Brooktree, for approximately $254 million (net of cash acquired) in fiscal 1996 and Hi-Media for approximately $42 million in fiscal 1997. Investing activities from fiscal 1996 through fiscal 1998 also included approximately $128 million of cash used for our wafer fabrication facilities in Colorado Springs, Colorado. These investments have historically been funded by cash from operations and transfers by Rockwell.

     Our financing activities provided cash of $45 million during the six months ended March 31, 1999, compared to $131 million during the same period of fiscal 1998. Financing sources of cash for the first six months of fiscal 1999 were $100 million of short-term borrowings under our bank credit facility. These items were partially offset by the repayment of a loan at our Japanese subsidiary and net transfers to Rockwell. In fiscal 1998, the financing sources of cash were predominantly transfers of cash from Rockwell.

     The net proceeds of $340,375,000 from the initial private placement of the notes were used to repay $100 million of short-term borrowings, plus accrued interest, under our credit facility. We expect to use the remainder of these proceeds to acquire additional manufacturing equipment, to make strategic investments to secure long-term access to advanced silicon wafer fabrication capacity from third parties and for general corporate purposes.

     We believe that our existing sources of liquidity and cash expected to be generated from future operations are sufficient to fund operations, capital expenditures and research and development efforts for the foreseeable future.

YEAR 2000 READINESS DISCLOSURE

     We are addressing the impact of the year 2000 on each of five major areas:

     - products;

     - business systems (our computer systems that handle business processes);

     - infrastructure (our servers, desktop computers, networks, telecom systems and software);

     - manufacturing systems (our computer systems used in our manufacturing process); and

     - suppliers (our critical materials suppliers to the business).

     Each of the five areas is undergoing the following process to ensure readiness for the year 2000:

     - first, in the inventory phase, all of our assets are inventoried to identify those that have any type of software or hardware year 2000-related issues;

     - second, in the assessment phase, all inventoried items are assessed to confirm that a year 2000-related issue is present and the extent of remediation required;

     - third, in the strategy phase, a remediation strategy is created to ensure that all critical systems are upgraded to be year 2000 ready by December 31, 1999;

     - fourth, in the conversion/upgrade phase, upgrades are performed on all items identified in the assessment and strategy phases; and

     - finally, in the certification phase, all upgraded items receive final certification testing to verify year 2000 readiness.

     We have completed the inventory phase for all five areas. In addition, we have completed the assessment and strategy phases and are currently in the conversion and certification phases for the products, business systems, infrastructure and manufacturing systems areas. We have completed the assessment and strategy phases and are now in the remediation and certification phases for the suppliers area. We have begun auditing those suppliers who did not perform up to standards during the assessment phase. We are integrating our testing efforts with SEMATECH, a consortium of semiconductor manufacturing companies, to ensure best practice testing. The manufacturing systems, hardware systems and software applications areas are being tested under the SEMATECH guidelines.

     Our greatest area of uncertainty centers primarily in the supplier area, due to the number of equipment and materials suppliers involved and their various stages of readiness for year 2000. In particular, we are dependent on suppliers to upgrade their systems to ensure an uninterrupted supply of materials. Approximately 95 percent of our manufacturing tools have achieved certification. A year 2000-related failure by a significant materials supplier could result in the temporary slowdown of our production, the duration of which we reasonably estimate would be not more than a few days. As a result, our contingency plan centers heavily on the supplier area. For the top five to ten percent of our critical materials and manufacturing suppliers, we are performing on-site audits and intend to monitor specific year 2000-based milestones to ensure readiness. We have completed our assessment of all Tier 1 critical suppliers and have begun our audit process. In the event a supplier has not met our milestones for year 2000 readiness, we have identified specific target dates for all critical materials suppliers and have implemented a contingency plan that includes alternate sourcing and stockpiling of materials.

     Part of our initial assessment phase included a detailed year 2000 questionnaire which was sent to all critical materials and manufacturing suppliers. This questionnaire included questions on products, services, internal operating systems and the supplier's own supply chain. We have received responses from all of those questioned. We are following up the questionnaires, where necessary, with on-site audits to ensure year 2000 readiness. We have also contacted our major customers with respect to their year 2000 readiness efforts and do not believe that customers will have any year 2000 readiness problems that would have a material adverse effect on our business.

     In connection with our receipt of transition services pursuant to the Transition Agreement entered into with Rockwell, we will rely on certain of Rockwell's computer systems, including our payroll and benefits administration systems, for a period of up to two years after our spin-off. We believe that the Rockwell systems on which we rely for transition services will be year 2000 ready, such that our reliance thereon will not have a material adverse effect on our financial position or results of operations.

     Overall, utilizing both internal and external resources to address the year 2000 issue, we have substantially completed our year 2000 certification as of June 30, 1999 and expect to be completed by December 31, 1999. The current estimate of total project cost is approximately $6 million, which includes the cost of purchasing certain hardware and software. Approximately $5 million of this amount is for capital investments, with the remainder being expenses, primarily salary costs. As of March 31, 1999, approximately $2 million had been spent, with the majority of the remaining amount to be spent by the end of this fiscal year. We continue to evaluate the estimated costs associated with these efforts based on actual experience. Management believes, based on available information, that we will be able to remediate year 2000-related issues in the products, business systems and infrastructure areas without any material adverse effect on our business operations, products or financial condition. However, we could be adversely impacted by the year 2000 issues faced by major suppliers, distributors, customers, vendors and financial services organizations with which we interact. Any disruption in our operations as a result of the failure of any of these third parties to be year 2000 ready could have a material adverse effect on our business operations, products and financial condition.

     We have begun initial preparation of a year 2000 contingency plan for the entire company, with an expectation to complete this plan by September 1999.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our financial instruments include cash and short-term debt. At March 31, 1999, the carrying values of our financial instruments approximated their fair values based on current market prices and rates.

     It is our policy not to enter into derivative financial instruments for speculative purposes. We enter into foreign currency forward exchange contracts to protect ourself from adverse currency rate fluctuations on foreign currency commitments entered into in the ordinary course of business. These commitments are generally for terms of less than one year. The foreign currency forward exchange contracts are executed with creditworthy banks and are denominated in currencies of major industrial countries. The notional amount of all our outstanding foreign currency forward exchange contracts aggregated $14 million at March 31, 1999, $17 million at September 30, 1998 and $28 million at September 30, 1997. The gains and losses relating to these foreign currency forward exchange contracts are deferred and included in the measurement of the foreign currency transaction subject to the hedge. We believe that any gain or loss incurred on foreign currency forward exchange contracts is offset by the effects of currency movements on the respective underlying hedged transactions.

     Based on our overall currency rate exposure at March 31, 1999, a 10 percent change in currency rates would not have had a material effect on our financial position, results of operations or cash flows.

                              DESCRIPTION OF NOTES

     The notes are issued under an indenture dated as of May 1, 1999 between us and The First National Bank of Chicago, as trustee. This section summarizes certain provisions of the notes, the indenture and the registration rights agreement that we entered into with the initial purchasers of the notes. This section is not a complete description of all the provisions of the notes and is subject to, and qualified by reference to, the indenture and the registration rights agreement, including the definitions in those documents of certain terms which are not otherwise defined in this prospectus. You may obtain a copy of the indenture and the registration rights agreement from the trustee. Wherever particular provisions or defined terms of the indenture, or of the form of note which is a part of the indenture, or the registration rights agreement are referred to, those provisions or defined terms are incorporated by reference into this prospectus. The terms we, us, our and Conexant in this section refer solely to Conexant and do not include our subsidiaries. The term you in this section refers to record holders of notes in registered form or owners of beneficial interests in a global note held by The Depository Trust Company, as the context may require.

GENERAL

     We issued $350,000,000 aggregate principal amount of the notes on May 12, 1999 in a private placement. The notes:

     - bear interest at an annual rate of 4 1/4%, payable semiannually, as described below under "-- Interest",

     - mature on May 1, 2006, unless earlier converted or redeemed,

     - are convertible, at your option, into our common stock, as described under "-- Conversion of Notes",

     - are redeemable, at our option, as described under "-- Optional Redemption by Conexant" and at your option as described under "-- Redemption at Option of the Holder",

     - are unsecured general obligations and are subordinate in right of payment to certain other indebtedness, as described under "-- Subordination of Notes", and

     - are issued only in multiples of $1,000.

     The indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of indebtedness, including senior indebtedness, or the issuance or repurchase of our securities. The indenture does not protect you in the event of a highly leveraged transaction or a change in control of Conexant except to the extent described below under "-- Redemption at Option of the Holder".

INTEREST

     The notes bear interest at an annual rate of 4 1/4% from May 12, 1999, or from the most recent payment date on which we have paid interest. We compute interest on the basis of a 360-day year composed of twelve 30-day months. We will make interest payments semiannually on May 1 and November 1, beginning on November 1, 1999, to holders of record at the close of business on the preceding April 15 and October 15, respectively. There are exceptions to the payment to record holders in certain situations involving redemptions and conversions, as described under "-- Optional Redemption by Conexant", "-- Redemption at Option of the Holder" and "-- Conversion of Notes".

     We will pay interest at the office we maintain for that purpose in the Borough of Manhattan, the City of New York, which initially is an office of the trustee. We may pay you interest (1) by check mailed to you, (2) if you own notes with an aggregate principal amount in excess of $5 million, at your election, by wire transfer in immediately available funds, or (3) to an account maintained by you located in the United States. In addition, we will make payments to The Depository Trust Company, New York, New York by wire transfer of immediately available funds to the account of the Depository Trust Company or its nominee.

FORM, DENOMINATION AND REGISTRATION

     We issued the notes in fully registered form, without coupons, in denominations of $1,000 principal amount and integral multiples thereof.

     Global Note, Book-Entry Form. The notes that were sold to "qualified institutional buyers" as defined in Rule 144A under the Securities Act are evidenced by global notes which were deposited with the Depository Trust Company and registered in the name of Cede & Co. as the nominee of the DTC. The notes sold pursuant to this prospectus may be evidenced in whole or in part by one or more global notes deposited with the DTC and registered in the name of Cede & Co. as the nominee of the DTC. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of the DTC or to a successor of the DTC or its nominee.

     You may hold an interest in a global note directly through the DTC if you are a participant in the DTC, or indirectly through organizations which are participants in the DTC. Transfers between the DTC participants are effected in the ordinary way in accordance with the DTC rules and are settled in clearing house funds.

     If you are not a DTC participant you may own a beneficial interest in a global note held by the DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant. So long as Cede & Co., as the nominee of the DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of the global note. Except as provided below, owners of beneficial interests in a global note do not have certificates registered in their names, do not receive or are not entitled to receive physical delivery of certificates in definitive registered form, and are not considered the holders of the notes.

     We will pay interest on and the redemption price of a global note to Cede & Co., the nominee for the DTC as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The DTC has informed us that its practice is to credit participants' accounts on the payment date for any payment of interest or redemption price with amounts proportionate to their respective beneficial interests in the principal amount of a global note, unless the DTC has reason to believe that it will not receive payment. Payments by participants to owners of beneficial interests in a global note held through the participants will be the responsibility of the participants.

     Because the DTC can only act on behalf of participants, who in turn act on behalf of indirect participants and certain banks, if you hold a beneficial interest in a global note, rather than registered notes evidenced by a physical certificate, your ability to pledge that interest to persons or entities that do not participate in the DTC system, or take other actions in respect of that interest, may be affected by the lack of a physical certificate evidencing such interest.

     Neither we nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) are responsible for the performance by the DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. The DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more of its participants with an interest in a global note, and then only in respect of the principal amount of the notes as to which directions have been given by those participants.

     The DTC has advised us that it is:

     - a limited purpose trust company organized under the laws of the State of New York,

     - a member of the Federal Reserve System,

     - a "clearing corporation" within the meaning of the Uniform Commercial Code, and

     - a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

The DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. The DTC's participants include securities brokers and dealers, banks, trust companies and clearing corporations, and may include certain other organizations such as the initial purchasers of the notes. Certain of the DTC's participants or their representatives, together with other entities, own the DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

     Although the DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in a global note among participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If the DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in definitive registered form in exchange for global notes.

     Certificated Notes. The notes that were sold to institutional "accredited investors", as defined in Rule 501 (a) (1), (2), (3) or (7) under the Securities Act, were issued in definitive registered form. We will issue certificated notes in exchange for notes represented by a global note upon request by the DTC. As described above, the DTC has informed us that it will request such an exchange only to the extent requested by a participant with respect to its interest in a global note.

CONVERSION OF NOTES

     You are entitled at any time before the close of business on May 1, 2006, subject to prior redemption, to convert all or any portion of a note, in multiples of $1,000, into common stock. The conversion price is $46.196 per share, subject to adjustment as described below. Except as described below, we will not make any payment or other adjustment on conversion of any notes for accrued interest or for dividends on the common stock.

     If you convert any notes during the period from, but excluding, a record date for any interest payment date to, but excluding, the interest payment date, you must provide us with funds equal to the interest payable on that interest payment date on the principal amount being converted unless those notes have been called for redemption on a redemption date that occurs during that period or those notes are to be redeemed in connection with a fundamental change on a repurchase date that occurs during that period. If you convert any notes during that period and those notes have been called for redemption on a redemption date that occurs during that period or those notes are to be redeemed in connection with a fundamental change on a repurchase date that occurs during that period, those notes will be deemed to have been redeemed and you will be entitled to interest on those notes as described below under "-- Optional Redemption by Conexant" and "-- Redemption at Option of the Holder".

     We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay a cash adjustment based upon the market price of common stock on the last business day prior to the date of conversion.

     Conversion rights on notes called for redemption will expire at the close of business on the business day preceding the redemption date unless we default in the payment of the redemption price. If you exercise your option to require redemption upon a fundamental change, you may convert your note only if you withdraw your election to require redemption in accordance with the terms of the indenture.

     We will adjust the conversion price in certain events, including:

          (a) the issuance of common stock as a dividend or distribution on common stock;

          (b) the issuance to all holders of common stock of certain rights or warrants to purchase common stock;

          (c) certain subdivisions and combinations of common stock;

          (d) the distribution to all holders of common stock of capital stock (other than our common stock) or evidences of indebtedness of Conexant or of assets, including securities, but excluding those rights, warrants, dividends and distributions referred to in clauses (a) and (b) above or paid in cash;

          (e) distributions consisting of cash, excluding any quarterly cash dividend on common stock to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed the greater of:

             (1) the amount per share of common stock of the last quarterly cash dividend on common stock to the extent that the last quarterly dividend did not require an adjustment of the conversion price pursuant to this clause (e), as adjusted to reflect subdivisions or combinations of common stock, and

             (2) 3.75% of the average of the last reported sale prices of common stock during the ten trading days immediately prior to the date of declaration of such dividend, and excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of Conexant.

          If an adjustment is required to be made under this clause (e) as a result of a distribution that is a quarterly dividend, that adjustment would be based upon the amount by which such distribution exceeds the amount of the quarterly cash dividend permitted to be excluded as described above. If an adjustment is required to be made under this clause (e) as a result of a distribution that is not a quarterly dividend, the adjustment would be based upon the full amount of the distribution;

          (f) payment in respect of a tender offer or exchange offer by us or any of our subsidiaries for our common stock to the extent that the cash and value of any other consideration included in such payment per share of common stock exceeds the current market price per share of common stock on the trading day next following the last date for tenders or exchanges; and

          (g) payment in respect of a tender offer or exchange offer by a person other than us or any of our subsidiaries in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. This adjustment will only be made if the tender offer or exchange offer is for an amount that increases the offeror's ownership of our common stock to more than 25% of the total shares of common stock outstanding, and if the cash and value of any other consideration included in such payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date for tenders or exchanges. The adjustment described in this clause (g) will generally not be made, if, as of the closing of the offer, the offering documents with respect to the tender or exchange offer disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

     The indenture includes certain rules for determining the current market price of our common stock and valuing other consideration for purposes of the conversion price adjustments summarized above.

     Under the indenture, we have agreed to use all reasonable efforts to amend the Rights Agreement described below to provide that upon conversion of the notes into common stock, to the extent that the Rights Agreement and any rights granted thereunder remain outstanding and in effect upon conversion, you will receive, in addition to common stock, our preferred share purchase rights as more fully described below under "Description of Capital Stock -- Conexant Rights Plan". Subject to certain limited customary exceptions, you will receive the preferred share purchase rights whether or not such rights have separated from common stock at the time of conversion. We have also agreed that any future shareholder rights plan adopted by us will contain similar provisions with respect to the receipt of preferred share purchase rights.

     If we reclassify the common stock, complete a consolidation, merger or combination involving Conexant or sell or convey to another person our property and assets as an entirety or substantially as an entirety, and as a result the holders of common stock are entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such common stock, then you may convert your notes into the kind and amount of shares of stock, other securities or other property or assets (including cash) that you would have owned or been entitled to receive had you converted your notes into common stock immediately prior to such transaction, assuming that you had not exercised any rights of election as to the stock, other securities or other property or assets (including cash).

     In the event of a taxable distribution to holders of common stock or in certain circumstances requiring an adjustment to the conversion price, you may be deemed to have received a distribution subject to U.S. income tax as a dividend. In certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of common stock. See "Certain Federal Income Tax Considerations" for a discussion of such income tax matters.

     To the extent permitted by law, we may reduce the conversion price by any amount for any period of at least 20 days. If we do so, we will give you at least 15 days' notice. We may, at our option, make additional reductions in the conversion price, as our board of directors deems advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "Certain Federal Income Tax Considerations" for a discussion of such income tax matters.

     We are not required to make any adjustment in the conversion price unless it would change the conversion price by at least 1%. We will carry forward any adjustment that would otherwise be required and take it into account in any future adjustment. Except as stated above, we will not adjust the conversion price for the issuance of common stock or any securities convertible into or exchangeable for common stock or carrying the right to purchase any of the foregoing.

OPTIONAL REDEMPTION BY CONEXANT

     The notes are not entitled to any sinking fund. At any time on or after May 6, 2002, we may redeem the notes as a whole or in part. We will give you at least 30 days' notice of any redemptions by us. The redemption will be made at the following prices (expressed as a percentage of the principal amount), together with accrued interest to, but excluding, the redemption date:

                                                              REDEMPTION
PERIOD                                                          PRICE
------                                                        ----------
Beginning on May 6, 2002 and ending on April 30, 2003.......   102.429%
Beginning on May 1, 2003 and ending on April 30, 2004.......   101.821
Beginning on May 1, 2004 and ending on April 30, 2005.......   101.214
Beginning on May 1, 2005 and ending on April 30, 2006.......   100.607

and 100.000% on May 1, 2006. Accrued interest due on the redemption date will be paid to you upon surrender of your redeemed notes, unless the redemption date is an interest payment date. If the redemption date is an interest payment date, the interest due on the redeemed notes will instead be paid to the registered holder of the notes on the record date for interest payments.

     If we redeem less than all of the outstanding notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or integral multiples thereof by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your notes is selected for partial redemption and you convert a portion of these notes, the trustee will consider the converted portion to be of the portion selected for redemption for all purposes hereof, notwithstanding that any such note is converted as a whole or in part before the mailing of the notice of redemption.

     We may not give notice of any redemption of notes if we have defaulted in the payment of interest or premium on the notes and the default is continuing. Upon the issuance of a notice regarding our intent to redeem the notes, we will issue a press release announcing the redemption.

REDEMPTION AT OPTION OF THE HOLDER

     If a fundamental change, as described below, occurs at any time prior to May 1, 2006, you may require us to redeem any or all of your notes 30 days after the date of our notice of the fundamental change (the

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

"repurchase date"). We will redeem the notes in multiples of $1,000 principal amount at a price equal to 100% of the principal amount to be redeemed plus accrued interest to, but excluding, the repurchase date. If the repurchase date is an interest payment date, then we will pay the interest due to the recordholder of the notes on the relevant record date for interest payments.

     The indenture defines a "fundamental change" as any transaction or event in connection with which all or substantially all common stock shall be exchanged for, converted into, acquired for or constitute solely the right to receive, consideration (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) which is not all or substantially all common stock listed (or, upon consummation of or immediately following such transaction or event, which will be listed) on a U.S. national securities exchange or approved for quotation on the Nasdaq National Market or any similar U.S. system of automated dissemination of quotations of securities prices.

     We will mail you a notice of the occurrence of a fundamental change on or before the tenth day after the fundamental change occurs advising you of your redemption right. We will also issue a press release announcing the occurrence of a fundamental change simultaneously with the issuance of the notice to you and will give the trustee a copy of that notice.

     To exercise the redemption right, you must deliver to us or our designated agent, on or before the 30th day after the date of our notice of a fundamental change, written notice of your exercise, together with the notes to be redeemed, duly endorsed for transfer. We will make payment for notes surrendered for redemption promptly following the repurchase date, unless you withdraw the redemption request prior to the expiration of this 30-day period.

     We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act to the extent then applicable in connection with your redemption rights in the event of a fundamental change.

     These redemption rights could discourage a potential acquiror of Conexant. The fundamental change redemption feature, however, is not the result of our knowledge of any specific effort to obtain control of Conexant by means of a merger, tender offer, solicitation or otherwise. The term "fundamental change" is limited to specified transactions and does not include other events that might adversely affect our financial condition. The redemption rights do not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction.

     If a fundamental change were to occur, we cannot assure you that we would have sufficient funds to pay the redemption price for all the notes tendered for redemption. In addition, in many cases, a fundamental change would result in an event of default under our existing credit facility. Any future credit agreements or other agreements relating to other indebtedness, including senior indebtedness, to which we become a party may contain similar provisions or may expressly prohibit the repurchase of the notes on a fundamental change or may provide that a fundamental change constitutes an event of default. If we are prohibited from redeeming the notes, we could seek the consent of our lenders to the redemption of the notes or could attempt to refinance the borrowings containing that prohibition. If we do not obtain consent or repay these borrowings, we would remain prohibited from redeeming the notes. In that case, our failure to redeem tendered notes would be an event of default under the indenture and may be a default under the terms of other indebtedness that we may enter into from time to time. In these circumstances, or if the occurrence of a fundamental change itself is an event of default under senior indebtedness, the subordination provisions in the indenture would restrict or prohibit us from making payments to the holders of notes.

SUBORDINATION OF NOTES

     The notes are subordinated to the extent provided in the indenture to the prior payment in full of all of our senior indebtedness, as described below. The notes also are effectively subordinated to all indebtedness and other liabilities, including trade payables and lease obligations, if any, of our subsidiaries. Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, or premium, if any, and interest, including the liquidated damages set forth in the indenture, if any, on the notes is subordinated to the extent provided in the indenture in right of payment to the prior payment in full of all of our senior indebtedness. In the event of any acceleration of the notes because of an event of default, the holders of any senior indebtedness then outstanding would be entitled to payment in full of all obligations in respect of such senior indebtedness before you or other holders of the notes are entitled to receive any payment or distribution. The indenture requires that we promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default.

     We also may not make any payment on the notes, including upon redemption, if:

     - a default in the payment of the principal of, premium, if any, interest, rent or other obligations in respect of senior indebtedness occurs and is continuing beyond any applicable period of grace, or

     - any other default occurs and is continuing with respect to designated senior indebtedness, as described below, that permits a holder of designated senior indebtedness to accelerate its maturity and the trustee receives a notice of that default from us or another person permitted to give that notice under the indenture.

     We will resume payments on the notes:

     - in case of a payment default, upon the date on which the default is cured, waived or ceases to exist, and

     - in case of a default other than a payment default, as described above, the earlier of the date on which the non-payment default is cured, waived or ceases to exist or 179 days after the date on which the applicable notice of default delivered to the trustee is received.

     No new period of payment blockage for a non-payment default may be commenced unless and until:

     - 365 days have elapsed since the initial effectiveness of the immediately prior default notice blocking payment on the notes for a non-payment default, and

     - all scheduled payments of principal, premium, if any, and interest, including any liquidated damages, on the notes that have come due have been paid in full in cash. No non-payment default that existed or was continuing on the date of delivery of any default notice to the trustee can be the basis for a subsequent default notice.

     If the trustee, any paying agent on our behalf or any holder of the notes receives any payment or distribution of our assets of any kind in contravention of any of the subordination provisions of the indenture, in respect of the notes before all senior indebtedness is paid in full, then the recipient must hold such payment or distribution in trust for the benefit of holders of senior indebtedness or their representatives to the extent necessary to make payment in full of all senior indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of senior indebtedness.

     By reason of the subordination provisions described above, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. That subordination will not prevent the occurrence of any event of default under the indenture.

     The term "senior indebtedness" is defined in the indenture and includes principal, premium, interest, rent, fees, costs, expenses and other amounts accrued or due on our existing or future indebtedness, as defined below, or any existing or future indebtedness guaranteed or in effect guaranteed by us, subject to certain exceptions. The term does not include:

     - any indebtedness that by its express terms is not senior to the notes or is pari passu or junior to the notes, or

     - any indebtedness we owe to a subsidiary in which we directly or indirectly own a majority of the voting stock.

     The term "indebtedness" is also defined in the indenture and includes, in general terms, our liabilities in respect of borrowed money, notes, bonds, debentures, letters of credit, bank guarantees, bankers' acceptances, capital and certain other leases, interest rate and foreign currency derivative contracts or similar arrangements, guarantees and certain other obligations described in the indenture, subject to certain exceptions. The term does not include, for example, any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services.

     The term "designated senior indebtedness" is defined in the indenture and includes, in general terms, our credit facility and any other senior indebtedness that by its terms expressly provides that it is "designated senior indebtedness" for purposes of the indenture.

     As of June 30, 1999, we had approximately $70 million of indebtedness outstanding under foreign exchange contracts, certain leases and letters of credit, that would have constituted senior indebtedness. The indenture does not limit us or any of our subsidiaries from incurring or guaranteeing additional indebtedness, including additional senior indebtedness.

     We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by it in connection with its duties relating to the notes. The trustee's claims for such payments will generally be senior to those of the holders of the notes in respect of all funds collected or held by the trustee.

EVENTS OF DEFAULT; NOTICE AND WAIVER

     The indenture provides that each of the following constitutes an event of default:

     - default in payment of the principal of or premium, if any, upon redemption or otherwise, on the notes, whether or not such payment is permitted to be made under the subordination provisions described above,

     - default for 30 days in payment of any installment of interest, including any liquidated damages, on the notes, whether or not such payment is permitted to be made under the subordination provisions described above,

     - default by us for 60 days after notice in the observance or performance of any other covenants in the indenture, or

     - certain events involving the bankruptcy, insolvency or reorganization of Conexant or certain of our significant subsidiaries, as defined in the indenture.

The indenture provides that the trustee may withhold notice to the holders of the notes of any default except in payment of principal or premium, if any, or interest, including any liquidated damages, with respect to the notes if the trustee considers it in the interest of the holders of the notes to do so.

     If an event of default occurs and is continuing, the trustee or the holders of not less than 25% in principal amount of the outstanding notes may declare the principal of, premium, if any, and accrued interest, including any liquidated damages, on the notes to be due and payable immediately. In the case of certain events of bankruptcy or insolvency of Conexant, the notes automatically become immediately due and payable. However, if we cure all defaults, except the nonpayment of amounts which have become due by acceleration and certain other conditions are met, with certain exceptions, the acceleration may be canceled and past defaults may be waived by the holders of a majority of the principal amount of the outstanding notes.

     Any payment of principal, premium, if any, or interest, including any liquidated damages, that is not made when due will accrue interest, to the extent legally permissible, at an annual rate of 4 1/4% from the date on which such payment was required under the terms of the indenture until the date of payment. This interest amount will accrue whether or not payment of the other amount is permitted under the subordination provisions described above.

     The holders of a majority in principal amount of the notes then outstanding have the right to direct the time, method and place of conducting any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

     No holder of the notes may pursue any remedy under the indenture, except in the case of certain payment defaults, unless:

     - the holder has previously given to the trustee written notice of a continuing event of default,

     - the holders of at least 25% in principal amount of the outstanding notes make a written request and offer reasonable indemnity to the trustee to pursue the remedy,

     - the trustee does not receive from the holders of a majority in principal amount of the outstanding notes a direction inconsistent with such request, and

     - the trustee fails to comply with such request within 60 days after receipt.

MODIFICATION OF THE INDENTURE

     With the consent of the holders of a majority in principal amount of the outstanding notes, we and the trustee may modify the indenture or any supplemental indenture or the rights of the holders of the notes. Without the consent of the holder of each affected note, no such modification will:

     - extend the fixed maturity of any note,

     - reduce the rate or extend the time for payment of interest,

     - reduce the principal amount or premium, if any,

     - reduce any amount payable upon redemption,

     - change our redemption obligation upon the happening of any fundamental change in a manner adverse to the holders of the notes,

     - impair the right of a holder to institute suit for payment,

     - change the currency in which the notes are payable,

     - impair the right to convert the notes into common stock subject to the terms in the indenture, or

     - modify the provisions of the indenture with respect to the subordination of the notes in a manner adverse to the holders of the notes.

     No modification may reduce the percentage of notes required for consent to any modification of the indenture or any supplemental indenture without the consent of the holders of all of the notes then outstanding. The indenture also provides for certain modifications of its terms without the consent of the holders of the notes.

REGISTRATION RIGHTS OF THE HOLDERS OF THE NOTES

     On May 12, 1999, we entered into a registration rights agreement with the initial purchasers of the notes. If you sell the notes or common stock issued on conversion of the notes pursuant to this prospectus, you generally will be required to be named as a selling securityholder, deliver this prospectus to purchasers and be bound by certain provisions of the registration rights agreement.

     Under the registration rights agreement, we are required to keep the shelf registration statement of which this prospectus is a part effective until the earlier of:

     - the sale of all the securities registered under this prospectus and

     - the expiration of the holding period applicable for the securities held by persons who are not our affiliates under Rule 144(k) under the Securities Act, subject to certain permitted exceptions.

     We may suspend the use of this prospectus under certain circumstances relating to pending corporate developments, public filings with the Securities and Exchange Commission and similar events. We are not permitted to do this more than once in any three-month period or four times in any 12-month period. A single period of suspension generally may not exceed 30 days. In the aggregate, these suspension periods may not exceed 60 days in any three-month period or 90 days in any 12-month period. We are permitted to suspend the use of the prospectus for a period not to exceed 60 days under certain circumstances relating to possible acquisitions, acquisitions, financings or similar transactions. If the prospectus is unavailable for periods in excess of those permitted above, we must pay liquidated damages (1) in respect of the notes, at a rate per annum equal to 0.5% of the principal amount of the notes, and (2) in respect of any shares of common stock, at a rate per annum equal to 0.5% of the then applicable conversion price.

     We will pay all expenses of the shelf registration statement, provide to each registered holder copies of the prospectus and take certain other actions as are required to permit unrestricted resales of the notes and the common stock.

INFORMATION CONCERNING THE TRUSTEE

     We have appointed The First National Bank of Chicago, trustee under the indenture, as paying agent, conversion agent, registrar and custodian with regard to the notes. The trustee is a lender under our existing credit facility. The indenture contains certain limitations on the rights of the trustee, as long as it or any of its affiliates remains our creditor, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee and its affiliates are permitted to engage in other transactions with us. If the trustee or any affiliate of the trustee continues to have any conflicting interest (as defined) and a default occurs with respect to the notes, the trustee must eliminate that conflict or resign.

RATING OF NOTES

     One or more rating agencies may rate the notes. We cannot assure you that an agency or agencies will rate the notes or, if they do, what rating or ratings they will assign to the notes. The market price of the notes and common stock could be materially adversely affected if rating agencies assign the notes a rating lower than that expected by investors.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of our capital stock, as amended or superseded by any applicable prospectus supplement, includes a summary of certain provisions of our certificate of incorporation and our by-laws. This description is subject to the detailed provisions of, and is qualified by reference to, our certificate of incorporation and our by-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

     We are authorized to issue (1) 500,000,000 shares of common stock, of which 97,267,836 shares of common stock were outstanding as of July 2, 1999, and (2) 25,000,000 shares of preferred stock, without par value, of which our board of directors has designated 1,500,000 shares as Series A Junior Participating Preferred Stock for issuance in connection with the exercise of our preferred share purchase rights. For a more detailed discussion of our preferred share purchase rights and how they relate to our common stock, see "-- Conexant Preferred Share Purchase Rights Plan". The authorized shares of common stock and preferred stock will be available for issuance without further action by our shareholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. If the approval of our shareholders is not so required, our board of directors may determine not to seek shareholder approval.

     Certain of the provisions described under this section entitled "Description of Capital Stock" could have the effect of discouraging transactions that might lead to a change of control of Conexant.

COMMON STOCK

     Our certificate of incorporation and by-laws:

     - establish a classified board of directors,

     - require shareholders to provide advance notice of any shareholder nominations of directors or any proposal of new business to be considered at any meeting of shareholders,

     - require a supermajority vote to remove a director or to amend or repeal certain provisions of our certificate of incorporation or by-laws, and

     - preclude shareholders from calling a special meeting of shareholders.

     Holders of common stock are entitled to such dividends as may be declared by our board of directors out of funds legally available therefor. Dividends may not be paid on common stock unless all accrued dividends on preferred stock, if any, have been paid or set aside. In the event of our liquidation, dissolution or winding up, the holders of common stock will be entitled to share pro rata in the assets remaining after payment to creditors and after payment of the liquidation preference plus any unpaid dividends to holders of any outstanding preferred stock. Each holder of common stock will be entitled to one vote for each such share outstanding in such holder's name. No holder of common stock will be entitled to cumulate votes in voting for directors. Our certificate provides that, unless otherwise determined by our board of directors, no holder of common stock will have any right to purchase or subscribe for any stock of any class which we may issue or sell.

     ChaseMellon Shareholder Services, L.L.C. is the transfer agent and registrar for our common stock.

PREFERRED STOCK

     Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock of up to an aggregate of 25,000,000 shares and to determine, with respect to any series of our preferred stock, the terms and rights of the series. Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt.

CERTAIN PROVISIONS IN OUR CERTIFICATE OF INCORPORATION AND BY-LAWS

     Our certificate and by-laws contain various provisions intended to (1) promote the stability of our shareholder base and (2) render more difficult certain unsolicited or hostile attempts to take over Conexant which could disrupt Conexant, divert the attention of our directors, officers and employees and adversely affect the independence and integrity of our business.

     Pursuant to our certificate, the number of directors is fixed by our board of directors. Other than directors elected by the holders of any series of preferred stock or any other series or class of stock except common stock, our directors are divided into three classes, each class to consist as nearly as possible of one-third of the directors. Directors elected by shareholders at an annual meeting of shareholders will be elected by a plurality of all votes cast. Initially, the terms of office of the three classes of directors expire, respectively, at our annual meetings in 2000, 2001 and 2002. The term of the successors of each such class of directors expires three years from the year of election.

     Our certificate of incorporation contains a fair price provision pursuant to which a Business Combination (as defined in our certificate of incorporation) between Conexant or one of our subsidiaries and an Interested Shareowner (as defined in our certificate of incorporation) requires approval by the affirmative vote of the holders of not less than 80 percent of the voting power of all the outstanding capital stock of Conexant entitled to vote generally in the election of directors, voting together as a single class, unless the Business Combination is approved by at least two-thirds of the Continuing Directors (as defined in our certificate of incorporation) or certain fair price criteria and procedural requirements specified in the fair price provision are met. If either the requisite approval of our board of directors or the fair price criteria and procedural requirements were met, the Business Combination would be subject to the voting requirements otherwise applicable under the DGCL, which for most types of Business Combinations currently would be the affirmative vote of the holders of a majority of the outstanding shares of stock of Conexant entitled to vote thereon. Any amendment or repeal of the fair price provision, or the adoption of provisions inconsistent therewith, must be approved by the affirmative vote of the holders of not less than 80 percent of the voting power of all the outstanding capital stock of Conexant entitled to vote generally in the election of directors, voting together as a single class, unless such amendment, repeal or adoption were approved by at least two-thirds of the Continuing Directors, in which case the provisions of the DGCL would require the affirmative vote of the holders of a majority of the outstanding shares of our capital stock entitled to vote thereon.

     Our certificate of incorporation and by-laws provide that a special meeting of shareholders may be called only by a resolution adopted by a majority of the entire board of directors. Shareholders are not permitted to call, or to require that the board of directors call, a special meeting of shareholders. Moreover, the business permitted to be conducted at any special meeting of shareholders is limited to the business brought before the meeting pursuant to the notice of the meeting given by us. In addition, our certificate provides that any action taken by our shareholders must be effected at an annual or special meeting of shareholders and may not be taken by written consent in lieu of a meeting. Our by-laws establish an advance notice procedure for shareholders to nominate candidates for election as directors or to bring other business before meetings of our shareholders.

     Our certificate of incorporation provides that the affirmative vote of at least 80 percent of the voting power of all of our outstanding capital stock entitled vote generally in the election of directors, voting together as a single class, would be required to:

     - amend or repeal the provisions of our certificate with respect to (a) the election of directors, (b) the right to call a special shareholders' meeting or (c) the right to act by written consent,

     - adopt any provision inconsistent with such provisions, or

     - amend or repeal the provisions of our certificate of incorporation with respect to amendments to our certificate of incorporation or by-laws.

In addition, our certificate of incorporation provides that our board of directors may make, alter, amend and repeal our by-laws and that the amendment or repeal by shareholders of any of our by-laws would require the affirmative vote of at least 80 percent of the voting power described above, voting together as a single class.

CONEXANT RIGHTS PLAN

     Each outstanding share of common stock also evidences one preferred share purchase right. Each preferred share purchase right entitles the registered holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock, at $75, subject to adjustment. The description and terms of the preferred share purchase rights are set forth in the Rights Agreement.

     Until the earlier to occur of (1) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding common stock or (2) 10 business days, or such later date as may be determined by our board of directors prior to such time as any person or group becomes an Acquiring Person, following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding common stock, preferred share purchase rights will be attached to common stock and will be owned by the registered owners of common stock.

     The Rights Agreement provides that, until the preferred share purchase rights are no longer attached to the common stock, or until the earlier redemption or expiration of the preferred share purchase rights:

     - the preferred share purchase rights will be transferred with and only with common stock,

     - certificates representing common stock and statements in respect of shares of common stock registered in book-entry or uncertificated form will contain a notation incorporating the terms of the preferred share purchase rights by reference, and

     - the transfer of any shares of common stock will also constitute the transfer of the associated preferred share purchase rights.

As soon as practicable following the date the preferred share purchase rights are no longer attached to the common stock, separate certificates evidencing preferred share purchase rights will be mailed to holders of record of common stock as of the close of business on the date the preferred share purchase rights are no longer attached to the common stock and the separate certificates alone will evidence preferred share purchase rights.

     Preferred share purchase rights will not be exercisable until the date the preferred share purchase rights are no longer attached to the common stock. Preferred share purchase rights will expire on December 31, 2008, unless this expiration date is extended or unless preferred share purchase rights are earlier redeemed by us, in each case, as described below.

     The purchase price payable, and the number of shares of Series A junior preferred stock or other securities or property issuable, upon exercise of the preferred share purchase rights will be subject to adjustment from time to time to prevent dilution upon the occurrence of the following events:

     - in the event of a stock dividend on, or a subdivision, combination or reclassification of, Series A junior preferred stock,

     - upon the grant to holders of shares of Series A junior preferred stock of certain rights or warrants to subscribe for or purchase shares of Series A junior preferred stock at a price, or securities convertible into shares of Series A junior preferred stock with a conversion price, less than the then current market price of the shares of Series A junior preferred stock, or

     - upon the distribution to holders of shares of Series A junior preferred stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in shares of Series A junior preferred stock) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding preferred share purchase rights and the number of one one-hundredths of a share of Series A junior preferred stock issuable upon exercise of each preferred share purchase right will also be subject to adjustment in the event of a stock split of common stock or a stock dividend on common stock payable in common stock or subdivisions, consolidations or combinations of common stock occurring, in any such case, prior to the date the preferred share purchase rights are no longer attached to the common stock.

     We cannot redeem shares of Series A junior preferred stock purchasable upon exercise of preferred share purchase rights. Each share of Series A junior preferred stock will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock whenever such dividend is declared. In the event of liquidation, the holders of Series A junior preferred stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each share of Series A junior preferred stock will have 100 votes, voting together with common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of Series A junior preferred stock will be entitled to receive 100 times the amount received per share of common stock. These rights will be protected by customary antidilution provisions.

     Because of the nature of the Series A junior preferred stock's dividend, liquidation and voting rights, the value of the one one-hundredth interest in a share of Series A junior preferred stock purchasable upon exercise of each preferred share purchase right should approximate the value of one share of common stock.

     In the event that, at any time after a person has become an Acquiring Person, we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power is sold, proper provision will be made so that each holder of a preferred share purchase right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of a preferred share purchase right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of a preferred share purchase right. In the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a preferred share purchase right, other than preferred share purchase rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise, in lieu of shares of Series A junior preferred stock, that number of shares of common stock having a market value of two times the exercise price of a preferred share purchase right.

     At any time after any person or group of affiliated or associated persons becomes an Acquiring Person, and prior to the acquisition by such person or group of 50% or more of the outstanding shares of common stock, our board of directors may exchange preferred share purchase rights (other than preferred share purchase rights owned by such person or group, which will have become void after such person became an Acquiring Person) for common stock or Series A junior preferred stock, in whole or in part, at an exchange ratio of one share of common stock, or one hundredth of a share of Series A junior preferred stock (or of a share of another series of preferred stock having equivalent rights, preferences and privileges), per preferred share purchase right (subject to adjustment).

     With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1%. No fractional shares of Series A junior preferred stock will be issued, other than fractions which are integral multiples of one one-hundredth of a share of Series A junior preferred stock, which may, at our election, be evidenced by depository receipts. Instead, an adjustment in cash will be made based on the market price of Series A junior preferred stock on the last trading day prior to the date of exercise.

     At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding shares of common stock, our board of directors may redeem preferred share purchase rights in whole, but not in part, at a price of $.01 per preferred share purchase right. The redemption of preferred share purchase rights may be made effective at such time, on such basis and with such conditions as our board of directors may determine, in its sole discretion. Immediately upon any redemption of preferred share purchase rights, the right to exercise preferred share purchase rights will terminate and the only right of the holders of preferred share purchase rights will be to receive the redemption price.

     The terms of preferred share purchase rights may be amended by our board of directors without the consent of the holders of preferred share purchase rights, including an amendment to decrease the threshold at which a person becomes an Acquiring Person from 20% to not less than 10%, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of preferred share purchase rights.

     Until a preferred share purchase right is exercised, the holder thereof, as such, will have no rights as a shareholder of Conexant, including, without limitation, the right to vote or to receive dividends.

     The foregoing summary of the material terms of preferred share purchase rights is qualified by reference to the Rights Agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and common stock into which the notes may be converted. This discussion is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change or differing interpretation (possibly with retroactive effect). We cannot assure you that the IRS will not challenge one or more of the tax consequences described in this discussion, and we have not obtained, and do not intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring or holding notes or common stock.

     This discussion does not deal with all aspects of U.S. federal income taxation that may be important to holders of the notes or common stock and does not deal with tax consequences arising under the laws of any foreign, state or local jurisdiction. This discussion is for general information purposes only, and does not purport to address all tax consequences that may be important to particular holders in light of their personal circumstances (for example, persons subject to the alternative minimum tax provisions of the Internal Revenue Code), or to certain types of holders (such as certain financial institutions, insurance companies, tax-exempt entities, dealers in securities or persons who hold the notes or common stock as part of a hedging or conversion transaction or straddle or persons deemed to sell notes or common stock under the constructive sale provisions of the Internal Revenue Code) that may be subject to special rules. This discussion assumes that each holder holds the notes and any common stock received upon conversion of the notes as capital assets under Section 1221 of the Internal Revenue Code.

     For purposes of this discussion, a "U.S. holder" refers to any holder that is a U.S. person, and a "non-U.S. holder" refers to any holder that is not a U.S. person. The term "U.S. person" means:

     - a citizen or resident of the United States,

     - a corporation, partnership (or other entity treated as a corporation or a partnership for U.S. federal income tax purposes) created or organized in the United States or any state of the United States or the District of Columbia,

     - an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

     - a trust subject to the primary supervision of a court in the United States and controlled by one or more U.S. persons.

     WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF YOUR OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING CONVERSION OF THE NOTES, AND THE EFFECT THAT YOUR PARTICULAR CIRCUMSTANCES MAY HAVE ON THESE TAX CONSEQUENCES.

U.S. HOLDERS

     THE FOLLOWING DISCUSSION APPLIES ONLY TO A U.S. HOLDER OF NOTES OR COMMON STOCK INTO WHICH THE NOTES MAY BE CONVERTED.

  Taxation of Interest

     You must generally include stated interest on the notes in gross income as ordinary income at the time it is treated as received or accrued, in accordance with your regular method of accounting for U.S. federal income tax purposes. Under Treasury Regulations promulgated under the Internal Revenue Code, the possibility of an additional payment under a note may be disregarded for purposes of determining the amount of interest or original issue discount income to be recognized by you in respect of such note (or the timing of such recognition) if the likelihood of the payment, as of the date the notes are issued, is remote. Our failure to file or cause to be declared effective the shelf registration statement as described under "Description of Notes -- Registration Rights of the Noteholders" may result in the payment of predetermined liquidated damages in the manner described therein. In addition, you may require us to redeem any and all of your notes in the event of a fundamental change. We believe that the likelihood of a liquidated damages payment with respect to the notes is remote and do not intend to treat such possibility as affecting the yield to maturity of any note. Similarly, we intend to take the position that a "fundamental change" is remote under the Treasury Regulations, and likewise do not intend to treat the possibility of a "fundamental change" as affecting the yield to maturity of any note. There can be no assurance that the Internal Revenue Service will agree with these positions. In the event either contingency occurs, it would affect the amount and timing of the income that must be recognized by you.

  Sale, Exchange or Redemption of the Notes

     Upon your sale, exchange (other than a conversion), retirement, redemption or other disposition of a note, you generally will recognize gain or loss equal to the difference between:

     - the amount of cash proceeds and the fair market value of any property you receive on the sale, exchange, retirement, redemption or other disposition (except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income, or is attributable to accrued interest that was previously included in income, which amount may be received without generating further income), and

     - your adjusted tax basis in the note.

Your adjusted tax basis in a note generally will equal your cost of the note, increased by the amount of any market discount (as discussed below) you previously took into income or decreased by any bond premium you amortized with respect to the note. Any gain or loss recognized on the sale, exchange, retirement, redemption or other disposition of a note should be capital gain or loss and will generally be long-term capital gain or loss if you held the note or were deemed to have held the note for more than one year at the time of the sale, exchange, retirement, redemption or other disposition. Long-term capital gains recognized by certain noncorporate U.S. holders, including individuals, will generally be subject to a maximum rate of tax of 20%. The deductibility of capital losses is subject to limitations.

  Market Discount

     The market discount rules discussed below apply to any note purchased after its original issuance at a price which is less than its principal amount as well as to any note purchased at its original issuance for an amount which is less than the price at which a substantial amount of the notes were originally sold.

     If you purchase a note at a market discount you generally will be required to treat any principal payments on, or any gain on the disposition or maturity of, such note as ordinary income to the extent of the accrued market discount (not previously included in income) at the time of such payment or disposition. In general, subject to a de minimis exception, market discount is the amount by which the note's principal amount exceeds your tax basis in the note immediately after the note is acquired. A note is not treated as purchased at a market discount, however, if the market discount is less than .25 percent of the principal amount of the note multiplied by the number of complete years to maturity from the date when you acquired the note. Market discount on a note will accrue on a straight-line basis, unless you elect to accrue such discount on a constant yield to maturity basis. This election is irrevocable and applies only to the note for which it is made. You may also elect to include market discount in income currently as it accrues. This election, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If you dispose of a note acquired at a market discount in any non-taxable transaction (other than a nonrecognition transaction defined in Section 1276(c) of the Internal Revenue Code), accrued market discount will be includible in your income as ordinary income as if you had sold the note at its fair market value. You may be required to defer until the maturity of the note or, in certain circumstances, its earlier disposition, the deduction or all or a portion of the interest expense attributable to debt incurred or continued to purchase or carry a note with market discount, unless you make an election to include the market discount on a current basis.

  Amortizable Bond Premium

     If you purchase a note for an amount in excess of its principal amount, you generally will be considered to have purchased the note with "amortizable bond premium". You generally may elect to amortize such premium using the constant yield to maturity method. The amount amortized in any year will generally be treated as a reduction of your interest income on the note. If the amortizable bond premium allocable to a year exceeds the amount of interest allocable to that year, the excess would be allowed as a deduction for that year but only to the extent of your prior interest inclusions on the note. If you do not make such an election, the premium on the note will decrease the gain or increase the loss otherwise recognized on the sale, redemption, retirement or other disposition of the note. The election to amortize the premium on a constant yield to maturity method, once made, generally applies to all bonds held or subsequently acquired by you on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service.

  Conversion of the Notes

     You generally will not recognize any income, gain or loss upon conversion of a note into common stock except to the extent the common stock is considered attributable to accrued interest not previously included in income (which will be taxable as ordinary income) or with respect to cash received in lieu of a fractional share of common stock. Your tax basis in common stock received on conversion of a note will be the same as your adjusted tax basis in the note at the time of conversion (reduced by any basis allocable to a fractional share interest), and your holding period for common stock received on conversion will generally include the holding period of the note converted. However, your tax basis in shares of common stock considered attributable to accrued interest generally will equal the amount of such accrued interest included in income, and the holding period for such shares will begin on the date of conversion.

     Cash received in lieu of a fractional share of common stock upon conversion will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and your adjusted tax basis in the fractional share).

  Dividends

     Distributions, if any, made on common stock after a conversion generally will be included in your income as ordinary dividend income to the extent of our current or accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of your basis in common stock and thereafter as capital gain.

     You may, in certain circumstances, be deemed to have received a constructive distribution where the conversion price of a note is adjusted. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of your interest in a note, however, will generally not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to our shareholders) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such an adjustment is made, you will be deemed to have received a constructive distribution taxable as a dividend to the extent of our current and accumulated earnings and profits even though you have not received any cash or property as a result of the adjustment. In certain circumstances the failure to provide for such an adjustment may result in taxable dividend income to you.

  Sale of Common Stock

     Upon the sale or exchange of common stock you generally will recognize capital gain or loss equal to the difference between:

     - the amount of cash and the fair market value of any property received upon the sale or exchange and

     - your adjusted tax basis in the common stock.

Such capital gain or loss will be long-term capital gain or loss if your holding period in the common stock is more than one year at the time of the sale or exchange. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally be subject to a maximum rate of tax of 20%. Your basis and holding period in common stock received upon conversion of a note are determined as discussed above under "Conversion of the Notes". The deductibility of capital losses is subject to limitations.

SPECIAL TAX RULES APPLICABLE TO NON-U.S. HOLDERS

     THE FOLLOWING DISCUSSION APPLIES ONLY TO A NON-U.S. HOLDER OF NOTES OR COMMON STOCK INTO WHICH THE NOTES MAY BE CONVERTED.

     In general, subject to the discussion below concerning backup withholding:

     - Payments of principal or interest on the notes to you will not be subject to U.S. withholding tax, provided that, in the case of interest,

        - you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, within the meaning of Section 871(h)(3) of the Internal Revenue Code,

        - you are not a "controlled foreign corporation" with respect to which we are a "related person" within the meaning of the Internal Revenue Code,

        - you are not a bank receiving interest described in Section 881(c)(3)(A) of the Internal Revenue Code, and

        - the certification requirements under Section 871(h) or Section 881(c) of the Internal Revenue Code and the Treasury Regulations (discussed below) are satisfied.

     - You will not be subject to U.S. federal income tax on gains realized on the sale, exchange or other disposition of a note or common stock into which the notes may be converted unless

        - you are an individual who is present in the United States for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met,

        - the gain is effectively connected with the conduct by you of a trade or business in the United States and, if certain U.S. income tax treaties apply, is attributable to a U.S. permanent establishment maintained by you,

        - you are subject to Internal Revenue Code provisions applicable to certain U.S. expatriates, or

        - in the case of common stock, you hold more than 5% of such stock and we are or have been, at any time within the shorter of the five-year period preceding such sale or other disposition or the period you held the common stock, a U.S. real property holding corporation for U.S. federal income tax purposes. We do not believe that we are currently a U.S. real property holding corporation or that we will become one in the future.

     - Interest on notes not excluded from U.S. withholding tax as described above and dividends on common stock after conversion generally will be subject to U.S. withholding tax at a 30% rate, except where an applicable tax treaty provides for the reduction or elimination of such withholding tax.

     To satisfy the certification requirements referred to above, Sections 871(h) and 881(c) of the Internal Revenue Code and the currently effective Treasury Regulations thereunder require that either:

     - the beneficial owner of a note must certify, under penalties of perjury, to us or our paying agent, that the owner is a non-U.S. holder and must provide its name and address and U.S. taxpayer identification number, if any, or

     - a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business and holds the note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to us or our paying agent, that such certificate has been received from the beneficial owner and must furnish the payor with a copy thereof.

     Such requirement will be fulfilled if the beneficial owner of a note certifies on Internal Revenue Service Form W-8, under penalties of perjury, that it is a non-U.S. holder and provides its name and address or any such financial institution holding the note on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the beneficial owner (and furnishes the withholding agent with a copy of the beneficial owner's statement).

     Treasury Regulations effective for payments made after December 31, 1999, will provide alternative methods for satisfying the certification requirements described above and below, subject to certain grandfathering provisions. These new regulations also require, in the case of notes held by a foreign partnership, that

     - the certification be provided by the partners rather than by the foreign partnership and

     - the partnership provide certain information, including a taxpayer identification number.

A look-through rule will apply in the case of tiered partnerships.

     If you are engaged in a trade or business in the United States and if interest on the note, dividends on common stock, or gain realized on the sale, exchange or other disposition of the note or common stock is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by you in the United States), although you are exempt from U.S. withholding tax (provided that the certification requirements discussed in the next sentence are met), you will generally be subject to U.S. federal income tax on such interest, dividends or gain on a net income basis in the same manner as if you were a U.S. holder. In lieu of the certificate described above, you will be required, under currently effective Treasury Regulations, to provide us with a properly executed IRS Form 4224 in order to claim an exemption from withholding tax. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of your effectively connected earnings and profits for the taxable year, subject to certain adjustments.

  U.S. Federal Estate Tax

     A note held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) will not be subject to U.S. federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of the individual's death, payments with respect to such note would not have been effectively connected with the conduct by such individual of a trade or business in the United States. Common stock held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) will be included in such individual's estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty otherwise applies.

     IF YOU ARE A NON-U.S. HOLDER, YOU SHOULD CONSULT WITH YOUR TAX ADVISORS REGARDING U.S. AND FOREIGN TAX CONSEQUENCES WITH RESPECT TO THE NOTES AND COMMON STOCK.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     THE FOLLOWING DISCUSSION APPLIES TO BOTH U.S. HOLDERS AND NON-U.S. HOLDERS.

     If you are a U.S. holder, backup withholding of U.S. federal income tax at a rate of 31% may apply to payments made in respect of a note or common stock if you are not an "exempt recipient" and you fail to provide certain identifying information (such as your taxpayer identification number) in the manner required. Generally, individuals are not exempt recipients, whereas corporations and certain other entities are exempt recipients. Payments made in respect of a note or common stock must be reported to the Internal Revenue Service, unless your are an exempt recipient or otherwise establish an exemption.

     If you are a non-U.S. holder, the Treasury Regulations provide that backup withholding and information reporting will not apply to payments of interest with respect to which either requisite certification has been received or an exemption has otherwise been established (provided that neither we nor our paying agent has actual knowledge that you are a U.S. holder or that the conditions of any other exemption are not in fact satisfied).

     If you are a non-U.S. holder, dividends on common stock that are subject to U.S. withholding tax, as described above, generally will be exempt from U.S. backup withholding tax but will be subject to certain information reporting.

     Payments of the proceeds of the sale of a note or common stock to or through a foreign office of a broker that is a U.S. related person (a "controlled foreign corporation" (within the meaning of the Internal Revenue
Code) or a foreign person, 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with the conduct of a trade or business within the United States) are currently subject to certain information reporting requirements, unless the payee is an exempt recipient or such broker has evidence in its records that the payee is a non-U.S. holder and no actual knowledge that such evidence is false and certain other conditions are met. Temporary Treasury Regulations indicate that such payments are not currently subject to backup withholding. Under current Treasury Regulations, payments of the proceeds of a sale of a note or common stock to or through the U.S. office of a broker will be subject to information reporting and backup withholding unless the payee certifies under penalties of perjury as to his or her status as a non-U.S. holder and satisfies certain other qualifications (and no agent or broker who is responsible for receiving or reviewing such statement has actual knowledge that it is incorrect) and provides his or her name and address or the payee otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or credit against your U.S. federal income tax provided that the required information is furnished to the IRS in a timely manner.

     As noted above, new regulations will generally be applicable to payments made after December 31, 1999. In general, these new regulations do not significantly alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify reliance standards. Under these new regulations, special rules apply which permit the shifting of primary responsibility for withholding to certain financial intermediaries acting on behalf of beneficial owners. You should consult with your tax advisor regarding the application of the backup withholding rules to your particular situation, the availability of an exemption therefrom, the procedure for obtaining such an exemption, if available, and the impact of these new regulations on payments made with respect to notes or common stock after December 31, 1999.

     THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISER AS TO THE PARTICULAR U.S. FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND COMMON STOCK APPLICABLE TO YOU. TAX ADVISORS SHOULD ALSO BE CONSULTED AS TO THE U.S. ESTATE AND GIFT TAX CONSEQUENCES AND THE FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND COMMON STOCK, AS WELL AS THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

                            SELLING SECURITYHOLDERS

     The notes were originally issued by Conexant and sold by the initial purchasers of the notes in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers or other institutional accredited investors. Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and shares of common stock into which the notes are convertible.

     The following table sets forth information, as of July 28, 1999, with respect to the selling securityholders and the principal amounts of notes beneficially owned by each selling securityholder that may be offered pursuant to this prospectus. The information is based on information provided by or on behalf of the selling securityholders. The selling securityholders may offer all, some or none of the notes or common stock into which the notes are convertible. Because the selling securityholders may offer all or some portion of the notes or the common stock, we cannot estimate the amount of the notes or the common stock that will be held by the selling securityholders upon termination of any of these sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. The percentage of notes outstanding beneficially owned by each selling securityholder is based on $350,000,000 aggregate principal amount of notes outstanding. The number of shares of common stock owned prior to the offering includes shares of common stock into which the notes are convertible. The number of shares of common stock offered hereby is based on a conversion price of $46.196 per share of common stock and a cash payment in lieu of any fractional share. No selling securityholder named in the table below beneficially owns one percent or more of our common stock assuming conversion of a selling securityholder's notes and based on 97,267,836 shares of common stock outstanding on July 2, 1999. Information concerning other selling securityholders will be set forth in prospectus supplements from time to time, if required. The number of shares of common stock owned by the other selling securityholders or any future transferee from any such holder assumes that they do not beneficially own any common stock other than common stock into which the notes are convertible at a conversion price of $46.196 per share.

                                       PRINCIPAL AMOUNT
                                           OF NOTES                            COMMON
                                         BENEFICIALLY      PERCENTAGE OF    STOCK OWNED         COMMON
                                          OWNED AND            NOTES        PRIOR TO THE        STOCK
NAME                                    OFFERED HEREBY      OUTSTANDING       OFFERING      OFFERED HEREBY
----                                   ----------------    -------------    ------------    --------------
Argent Classic Convertible Arbitrage
  Fund (Bermuda) L.P. ...............    $ 20,500,000            5.9%          443,761          443,761
Argent Classic Convertible Arbitrage
  Fund L.P. .........................       4,700,000            1.3%          101,740          101,740
Argent Convertible Arbitrage Fund
  Ltd. ..............................       3,000,000              *            64,940           64,940
Associated Electric and Gas Insurance
  Services Ltd. .....................         450,000              *             9,741            9,741
Bear, Stearns & Co. .................       4,000,000            1.1%           86,587           86,587
Black Diamond Offshore, Ltd. ........         708,000              *            15,326           15,326
Christian Science Trustees for Gifts
  and Endowment......................         320,000              *             6,927            6,927
Chrysler Corporation Master
  Retirement Trust...................         930,000              *            20,131           20,131
Conseco Direct Life-Palladin.........         600,000              *            12,988           12,988

                                       PRINCIPAL AMOUNT
                                           OF NOTES                            COMMON
                                         BENEFICIALLY      PERCENTAGE OF    STOCK OWNED         COMMON
                                          OWNED AND            NOTES        PRIOR TO THE        STOCK
NAME                                    OFFERED HEREBY      OUTSTANDING       OFFERING      OFFERED HEREBY
----                                   ----------------    -------------    ------------    --------------
Convexity Partners...................         250,000              *             5,411            5,411
Declaration of Trust for the Defined
  Benefit Plans of ICI American
  Holdings Inc. .....................         850,000              *            18,399           18,399
Declaration of Trust for the Defined
  Benefit Plans of Zeneca Holdings
  Inc. ..............................         560,000              *            12,122           12,122
Delaware State Employees' Retirement
  Fund...............................         650,000              *            14,070           14,070
Delta Airlines Master Trust..........         345,000              *             7,468            7,468
Double Black Diamond Offshore, LDC...       1,198,000              *            25,932           25,932
First Church of Christ, Scientist-
  Endowment..........................         355,000              *             7,684            7,684
Goldman Sachs & Company..............         695,000              *            15,044           15,044
Jackson Investment Fund Ltd. ........       4,280,000            1.2%           92,648           92,648
Jefferies & Company, Inc. ...........       2,500,000              *            54,117           54,117
JMG Convertible Investments, L.P. ...       1,000,000              *            21,646           21,646
Lehman Brothers, Inc. ...............       1,072,000              *            23,205           23,205
Lipper Convertibles Series II,
  L.P. ..............................       3,000,000              *            64,940           64,940
Lipper Offshore Convertibles L.P. ...       3,400,000            1.0%           73,599           73,599
Lipper Offshore Convertibles L.P.
  #2.................................         600,000              *            12,988           12,988
Morgan Stanley Dean Witter...........      15,000,000            4.3%          324,703          324,703
Morgan Stanley Dean Witter
  Convertible Securities Ltd. .......       2,000,000              *            43,293           43,293
Motion Picture Industry Health Plan-
  Active Member Fund.................         105,000              *             2,272            2,272
Motion Picture Industry Health Plan-
  Retiree Member Fund................          55,000              *             1,190            1,190
National Bank of Canada..............       1,000,000              *            21,646           21,646
New York Life Insurance Annuity
  Corp. .............................       1,000,000              *            21,646           21,646
New York Life Insurance Company......      10,500,000            3.0%          227,292          227,292
OCM Convertible Limited
  Partnership........................          35,000              *               757              757
OCM Convertible Trust................         660,000              *            14,286           14,286
Palladin Securities LLC..............         950,000              *            20,564           20,564
Partner Reinsurance Company Ltd. ....          95,000              *             2,056            2,056
PGEP III LLC.........................         450,000              *             9,741            9,741
PIMCO Convertible Bond Fund..........         350,000              *             7,576            7,576
Raytheon Company Master Pension
  Trust..............................         570,000              *            12,338           12,338
SG Cowen Securities Corp. ...........       4,500,000            1.3%           97,411           97,411
Spear, Leeds & Kellogg...............       2,000,000              *            43,293           43,293
State Employees' Retirement Fund of
  the State of Delaware..............         325,000              *             7,035            7,035
State of Connecticut Combined
  Investment Funds...................         995,000              *            21,538           21,538
Summer Hill Global Partners L.P. ....          85,000              *             1,839            1,839
Triton Capital Investments, Ltd. ....       1,000,000              *            21,646           21,646

                                       PRINCIPAL AMOUNT
                                           OF NOTES                            COMMON
                                         BENEFICIALLY      PERCENTAGE OF    STOCK OWNED         COMMON
                                          OWNED AND            NOTES        PRIOR TO THE        STOCK
NAME                                    OFFERED HEREBY      OUTSTANDING       OFFERING      OFFERED HEREBY
----                                   ----------------    -------------    ------------    --------------
Vanguard Convertible Notes Fund,
  Inc. ..............................         625,000              *            13,529           13,529
White River Securities LLC...........       4,000,000            1.1%           86,587           86,587
Worldwide Transactions Ltd. .........          94,000              *             2,034            2,034
Any other holder of notes or future
  transferee from any such holder....     247,643,000           70.8%        5,360,727        5,360,727
                                         ------------          -----         ---------        ---------
          Total......................    $350,000,000          100.0%        7,576,413        7,576,413
                                         ============          =====         =========        =========

---------------
* Less than 1%.

     None of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with Conexant within the past three years, except that Morgan Stanley & Co. Incorporated acted as lead manager and Lehman Brothers, Inc. acted as a co-lead manager in connection with the offer and sale of the notes in May 1999 and each was an initial purchaser in that offering. In addition, Morgan Stanley & Co. Incorporated acted as financial advisor in connection with our spin-off from Rockwell.

     The initial purchasers purchased all of the notes from Conexant in a private transaction on May 12, 1999. All of the notes were "restricted securities" under the Securities Act prior to this registration. The selling securityholders have represented to us that they purchased the shares for their own account for investment only and not with a view toward selling or distributing them, except pursuant to sales registered under the Securities Act or exempt from such registration.

     Information concerning other selling securityholders will be set forth in prospectus supplements from time to time, if required. Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion price, and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

                              PLAN OF DISTRIBUTION

     The selling securityholders and their successors, which term includes their transferees, pledgees or donees or their successors, may sell the notes and the underlying common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

     The notes and the underlying common stock may be sold in one or more transactions at:

     - fixed prices,

     - prevailing market prices at the time of sale,

     - prices related to the prevailing market prices,

     - varying prices determined at the time of sale, or

     - negotiated prices.

     These sales may be effected in transactions:

     - on any national securities exchange or quotation service on which the notes or the underlying common stock may be listed or quoted at the time of sale, including the Nasdaq National Market in the case of the common stock,

     - in the over-the-counter market,

     - otherwise than on such exchanges or services or in the over-the-counter market,

     - through the writing of options, whether the options are listed on an options exchange or otherwise, or

     - through the settlement of short sales.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

     In connection with the sale of the notes and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the notes or the underlying common stock in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell the notes and the underlying common stock short and deliver these securities to close out such short positions, or loan or pledge the notes or the underlying common stock to broker-dealers that in turn may sell these securities.

     The aggregate proceeds to the selling securityholders from the sale of the notes or the underlying common stock offered by them hereby will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

     Our outstanding common stock is listed for trading on the Nasdaq National Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the notes.

     In order to comply with the securities laws of some states, if applicable, the notes and the underlying common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The selling securityholders and any broker-dealers or agents that participate in the sale of the notes and the underlying common stock may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. Profits on the sale of the notes and the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. To the extent the selling securityholders may be deemed to be "underwriters", they may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

     The selling securityholders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholder and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders.

     A selling securityholder may decide not to sell any notes or common stock described in this prospectus. We cannot assure you that any selling securityholder will use this prospectus to sell any or all of the notes or the underlying common stock. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. In addition, a selling securityholder may transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

     With respect to a particular offering of the notes and the underlying common stock, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

     - the specific notes or common stock to be offered and sold,

     - the names of the selling securityholders,

     - the respective purchase prices and public offering prices and other material terms of the offering,

     - the names of any participating agents, broker-dealers or underwriters, and

     - any applicable commissions, discounts, concessions and other items constituting compensation from the selling securityholders.

     We entered into the registration rights agreement for the benefit of holders of the notes to register their notes and the underlying common stock under applicable federal and state securities laws under certain circumstances and at certain times. The registration rights agreement provides that the selling securityholders and Conexant will indemnify each other and their respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the underlying common stock, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. We will pay all of our expenses and specified expenses incurred by the selling securityholders incidental to the registration, offering and sale of the notes and the underlying common stock to the public, but each selling securityholder will be responsible for payment of commissions, concessions, fees and discounts of underwriters, broker-dealers and agents.

                                 LEGAL MATTERS

     The validity of the issuance of the notes and the common stock issuable on conversion of the notes will be passed upon for us by Chadbourne & Parke LLP, New York, New York.

                                    EXPERTS

     The combined financial statements and related financial statement schedule of Semiconductor Systems as of September 30, 1998 and 1997 and for each of the three fiscal years in the period ended September 30, 1998 incorporated by reference in this prospectus from the Registration Statement on Form 10 of Conexant Systems, Inc. have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                         HOW TO OBTAIN MORE INFORMATION

     In accordance with the Exchange Act, we file reports, proxy and information statements and other information with the Securities and Exchange Commission. You may read and copy these reports, proxy and information statements and other information that we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding registrants (including Conexant) that file electronically with the SEC (http://www.sec.gov). Our internet site is http://www.conexant.com.

     You also may inspect reports, proxy statements and other information about Conexant at the offices of The Nasdaq Stock Market, Inc. National Market System, 1735 K Street, N.W., Washington, D.C. 20006-1500.

     We have filed with the SEC a registration statement on Form-S-3 under the Securities Act. This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC's public reference room or internet site. Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

     The SEC's rules allow us to "incorporate by reference" into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those filings. This information we incorporate by reference is considered a part of this prospectus, and subsequent information that we file with the SEC will automatically update and supersede this information. Any such information so modified or superseded will not constitute a part of this prospectus, except as so modified or superseded. We incorporate by reference the following documents and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the selling securityholders sell all of the notes or the shares of common stock offered by this prospectus:

     - Our Registration Statement on Form 10, as amended (File Number 000-24923) (including the description of our common stock and our preferred share purchase rights),

     - Our Quarterly Report on Form 10-Q for the quarter ended January 1, 1999,

     - Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999,

     - Our Current Report on Form 8-K dated January 12, 1999,

     - Our Current Report on Form 8-K dated January 20, 1999,

     - Our Current Report on Form 8-K dated May 3, 1999,

     - Our Current Report on Form 8-K dated May 12, 1999,

     - Our Current Report on Form 8-K dated June 11, 1999, and

     - Our Current Report on Form 8-K dated July 22, 1999.

     Upon written or oral request, we will provide you with a copy of any of the incorporated documents without charge (not including exhibits to the documents unless the exhibits are specifically incorporated by reference into the documents). You may submit such a request for this material to Dennis E. O'Reilly, Esq., Senior Vice President, General Counsel and Secretary, Conexant Systems, Inc., 4311 Jamboree Road, Newport Beach, California 92660-3095 (telephone number (949) 483-4600).

                           FORWARD-LOOKING STATEMENTS

     In addition to historical information, this prospectus contains statements relating to our future results. These statements include certain projections and business trends which are "forward looking" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date of this prospectus. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

     Our actual results may differ materially from projected results as a result of certain risks and uncertainties. These risks and uncertainties include, without limitation, those described under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations", as well as those set forth below and those detailed from time to time in our filings with the SEC:

     - global and market conditions, including, without limitation, the cyclical nature of the semiconductor industry and the markets related to our and our customers' products,

     - demand for and market acceptance of new and existing products,

     - successful development of new products,

     - timing of new product introductions,

     - availability and extent of use of manufacturing capacity,

     - pricing pressures and other competitive factors,

     - changes in product mix,

     - fluctuations in manufacturing yields,

     - product obsolescence,

     - our ability to develop and implement new technologies and to obtain protection of the related intellectual property,

     - the successful implementation of our diversification strategy,

     - our labor relations and those of our customers and suppliers,

     - timely completion of year 2000 modifications by us and by our key suppliers and customers,

     - uncertainties of litigation, and

     - other risks and uncertainties.
                            ------------------------

     The Conexant logo and K56Flex(TM) are trademarks of Conexant Systems, Inc. Other brands, names and trademarks contained in this prospectus are the property of their respective owners.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  $350,000,000

                             CONEXANT SYSTEMS, INC.

             4 1/4% CONVERTIBLE SUBORDINATED NOTES DUE MAY 1, 2006 SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

                            ------------------------
                                   PROSPECTUS
                            ------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PROSPECTUS. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED.

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